Brookfield

2023

Q1 INTERIM

REPORT

Brookfield Asset Management Ltd.

LETTER TO SHAREHOLDERS

Overview

We are pleased to report that we are off to an excellent start in 2023. Our financial performance was strong, posting distributable earnings (DE) of $563 million, 15% higher than the comparative period in 2022.

The first quarter of 2023 marked our first full quarter as a pure play, publicly traded alternative asset manager following our spin-off from Brookfield Corporation, and we are encouraged by the positive feedback we have received. Our business is centered around extremely resilient and growing cashflows and industry leading businesses, both of which are well-positioned to benefit from secular global trends over the coming decades. This is bolstered by our access to large scale capital, global reach, and deep operating expertise.

The backdrop for investing capital into alternative assets continues to be very favorable, and we believe the long-term trend is even stronger. Total assets under management now exceed $825 billion, and our total capital available for new investments is nearly $80 billion. We are actively adding capital in virtually all areas across the business and with financial conditions tightening, we are finding increasingly attractive opportunities to put capital to work.

Market environment

Inflation is beginning to ease to more moderate levels and the market’s expectations for interest rates is beginning to stabilize. While the Fed’s continued rate hikes have had their desired effect of curtailing inflationary pressures, the secondary effects of this sharp rise in interest rates are only beginning to work through the financial system.

Capital has become increasingly scarce and relatively more expensive versus the lows of the past couple of years, leaving asset owners with fewer options to refinance debt maturities or fund growth. This creates an opportunity for large alternative asset managers with significant dry powder to put to work—and as a result, we are seeing an increased number of long-term value opportunities with less competition.

Large, multi-product global managers are set to win

Every industry eventually goes through consolidation. The normal evolution of business is that an industry starts with early entrepreneurs, and their success leads others to enter the business. This often brings a glut of investment, with additional market participants looking to capture a portion of the broader industry growth. In a growing market, distinguishing between the market participants can be difficult. However, when market conditions soften, the differentiation becomes clearer. All industries go through this cycle, and the alternatives industry is in the midst of this today.

Great assets and businesses perform well throughout market cycles, while more commodity-like assets struggle in weaker market conditions. As markets become tougher, average players often see their growth plateau, small players lack the resources to push through the down cycle, and niche players are relegated to being niche players forever. The bottom line is that during tougher markets, consolidation occurs and the best-in-class players continue to perform, separating themselves from the rest.

In virtually all sectors, from banking and insurance to consumer products and technology, there are up to 10 industry leading players in the world. These firms are able to drive profitable growth over extended periods and across market cycles. And while the membership of this group does change from time to time, those that execute well are much more likely to maintain their position.

The attributes of leading asset managers are strong investment performance over a long period of time; access to scale capital; fund and geographic diversification; and a large-scale organization to service clients and capture future growth trends. Similar to the other major industries, there are only a handful of alternative asset managers who have these attributes today.

Our $825 billion of total assets under management, our ability to raise $75 to $100 billion annually for investing, and our ability to offer compelling co-underwrite and co-invest opportunities at scale, makes us one of these major players. We feel exceptionally privileged to be in this category and work hard every day for our clients and partners to ensure we stay there.

Fundraising at scale

Year to date we raised a total of $19 billion, of which $13 billion occurred during the first quarter. Fee-bearing capital grew $14 billion during the first quarter to $432 billion. Despite macroeconomic headwinds making fundraising more challenging, we expect 2023 to be another strong year from a capital raising perspective, with all our flagship funds and a number of other complementary fund strategies in some stage of fundraising. Given the recent launch of several of our largest products, which are well-suited to the current market backdrop, we see the potential for our fundraising to accelerate throughout the year.

Our confidence regarding our ability to raise and deploy capital on a large scale is due primarily to our global approach to building our business. Today we operate in 30 countries, and much of our expansion has occurred over the last ten years—designed to facilitate our growth and ensure we have “boots on the ground” in every country in which we invest. Equally important is the fact that each of our offices includes asset management professionals focused on building long-term relationships with a broad range of local investors. This ensures that we are well diversified across our client base and can efficiently and consistently raise capital in different economic environments.

We are currently seeing an increased proportion of our fundraising coming from non-US clients. This is due to our long-standing dedication to be a local presence in the areas we invest and fundraise. As an example, we established offices and significant business operations in the Middle East and Asia over the past 10 years and these regions accounted for approximately 40% of the capital we raised in the last twelve months.

Institutional investors are increasingly concentrating their commitments among the largest asset managers who can offer a range of asset types and investment strategies to help them achieve their financial objectives. Our scale, demonstrated track record, and expanding suite of products are increasingly benefitting us as institutional investors continue to grow their allocation to private assets, and we expect that this trend will continue.

Operating results were excellent

Financial results

Our business delivered strong earnings growth, generating fee-related earnings of $547 million in the quarter and $2.2 billion over the last 12 months. Fundraising year-to-date has been strong at $19 billion, and almost $100 billion over the past 12 months. We expect this momentum to continue as we raise capital for flagship and complementary fund strategies focused on investing in the backbone of the global economy.

Operations update

It was an active quarter on the fundraising front, with many of our funds resonating with investors, as this environment plays to our strengths. We are in the market with all five of our flagship funds at various stages and making good progress. We are also raising capital for a number of complementary strategies. A few key highlights below:

•

We are nearing a final close of our fifth flagship infrastructure fund, which currently stands at $24 billion, our largest fund ever, and our sixth flagship private equity fund, which sits at $9 billion today. Both funds already exceed the size of their prior vintage, and we still have meaningful capital to raise for these strategies.

•

In January, we launched fundraising for our fifth flagship real estate fund with the objective of investing capital into a market that we believe should provide significant opportunities to invest at highly attractive risk-adjusted returns. We expect a first close on this fund later in the year.

•

Earlier this month, we launched fundraising for our second flagship transition fund, which is focused on investing in and facilitating the global transition to a net-zero economy. We launched our first $15 billion fund in 2021 and after signing an agreement to acquire Origin Energy in a public-to-private transaction, more than 85% of the fund has been invested or committed. Given the strong demand from institutional capital for this strategy, we expect that the second fund in this series will be even larger than the first.

•

In February, we launched Brookfield Infrastructure Income Fund (“BII”), an innovative open-ended, semi-liquid infrastructure product offering private wealth investors access to Brookfield’s infrastructure platform. While private infrastructure has become a meaningful asset class for institutions, individual investors have historically had few options to gain exposure to this important asset class. We launched BII with two distribution partners and have raised more than $750 million to date.

Our expansion to private credit is accelerating

Over the past fifteen years, we have built a powerful global private credit franchise, growing both organically and via acquisition. The current economic environment and the resulting reduced bank lending for corporate, real estate, and buy-out transactions is proving to be a great catalyst for this business to achieve yet another step change in growth.

Our credit business is among the largest globally, with approximately $140 billion of fee-bearing capital across a diverse set of strategies. We offer private credit funds across all our verticals of real estate, infrastructure, renewable power, private equity, and corporate lending. With the significant market tailwinds for credit, we believe we are still in the early innings for many of these product offerings, with significant room for growth.

One area of particular focus recently has been direct lending, an asset class that has expanded significantly and now represents a global market of approximately $1.5 trillion. Our roots in the asset class date back to 2001, and we have become a partner of choice for counterparties, using a solutions-oriented approach tailored to meeting the unique needs of each borrower. In doing so, we prioritize risk control and have focused on asset value and prudent structuring. We have historically avoided the more commoditized parts of the market by structuring customized solutions for our borrowers, enabling us to deliver a more efficient financing solution to meet their needs and create a better covenant package to protect our principal. The combination of these factors has helped us generate a long track record of market-leading returns and minimal losses.

The direct lending market has become increasingly attractive recently due to the limited availability of debt capital to finance private equity-sponsored transactions combined with the record-high levels of committed private equity capital raised for deals. While the need for this type of lending is significant, we anticipate less competition given both banks’ reduction of appetite for this form of financing and the scarcity of non-bank lenders that possess the necessary scale, flexibility, and credit expertise.

Given this backdrop, we recently announced the launch of a direct lending strategy. This strategy is originating senior secured loans of $500 million or more to private equity-owned U.S. companies, and we are encouraged by the positive investor feedback we have received so far. Given the large-scale nature of this fund and the significant opportunity we see for this strategy going forward, our direct lending fund will represent our sixth flagship fund family at Brookfield.

In addition to this fund, we are making significant progress raising capital for various other debt and debt-like strategies.

1.

Infrastructure Debt Fund: We are currently raising our third fund in this series at a size that represents a 60% increase from the previous vintage. This fund strategy enables us to provide private credit solutions across the full suite of infrastructure asset types to partners seeking alternatives to equity capital.

2.

Real Estate Debt Fund: Our sixth real estate debt fund is currently 33% invested. As one of the largest real estate investors globally, we have access to data, insights and deal flow that we have utilized to provide real estate finance capital for more than 20 years. Given the increasing demand for private real estate debt capital, we expect to continue to deploy the remaining commitments and come back to market soon with the seventh fund.

3.

Special Investments Credit Strategy: This fund strategy provides capital to counterparties in the form of preferred equity or subordinated debt. We recently launched fundraising on our second vintage in this strategy, which we expect will be meaningfully larger than the first.

4.

Consumer and SME Credit Funds: Through our partnership with the owners of LCM Partners, we participate in lending to small business, commercial, and retail markets, leveraging our proprietary technology and in-house servicing operations. LCM’s Strategic Origination and Lending Opportunities (SOLO) strategy invests in asset finance, real-estate financing, and renewables. SOLO is launching its second vintage in May 2023.

The increased opportunity set we are seeing in private credit broadly, and particularly in direct lending, in addition to our broad and diversified capabilities, gives us confidence that we should be able to grow our overall business to $1.5 to $2 trillion and fee-bearing capital to $1 trillion in the next five years, further strengthening and diversifying our franchise in the years ahead.

Closing

We remain committed to being a world-class asset manager, and to investing capital for you and our other investment partners in high-quality assets that earn solid returns, while emphasizing downside protection. The primary objective of the company continues to be growing our fee-bearing capital in order to generate increasing cash flows on a per-share basis, and to distribute that cash to you by way of dividends or share repurchases.

Sincerely,

/s/ Bruce Flatt	/s/ Connor Teskey
Bruce Flatt	Connor Teskey
Chief Executive Officer	President

May 10, 2023

BROOKFIELD ASSET MANAGEMENT LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

In addition to historical information, this MD&A contains “forward-looking statements” within the meaning of applicable U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking information”). Forward-looking information may relate to our outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of our business. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the Manager, our asset management business or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.

Our forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Several factors, including those described in this MD&A, among others, could cause our actual results to vary from our forward-looking statements. These factors include:

•	the Manager’s lack of independent means of generating revenue;

•	the Manager’s material assets consisting solely of its interest in the Asset Management Company;

•	challenges relating to maintaining our relationship with the Corporation and potential conflicts of interest;

•	the Manager being a newly formed company;

•	our liability for our asset management business;

•	our ability to maintain the Manager’s excepted status as a “foreign private issuer” and an “emerging growth company” under U.S. federal securities laws;

•	the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions;

•	the impact on growth in Fee-Bearing Capital of poor product development or marketing efforts;

•	our ability to maintain our global reputation;

•	volatility in the trading price of the Class A Shares;

•	being subjected to numerous laws, rules and regulatory requirements;

•	the potential ineffectiveness of our policies to prevent violations of applicable law;

•	meeting our financial obligations due to our cash flow from our asset management business;

•	foreign currency risk and exchange rate fluctuations;

•	requirement of temporary investments and backstop commitments to support our asset management business;

•	rising interest rates;

•	revenues impacted by a decline in the size or pace of investments made by our managed assets;

•	our earnings growth can vary, which may affect our dividend and the trading price of the Class A Shares;

•	exposed risk due to increased amount and type of investment products in our managed assets;

•	difficulty in maintaining our culture;

•	political instability or changes in government;

•	unfavorable economic conditions or changes in the industries in which we operate;

•	catastrophic events and COVID-19;

•	deficiencies in public company financial reporting and disclosures;

•	ineffective management of ESG considerations;

•	failure of our information technology systems;

•	the threat of litigation;

•	losses not covered by insurance;

•	inability to collect on amounts owing to us;

•	information barriers that may give rise to conflicts and risks;

•	risks related to our real estate, renewable power and transition, infrastructure and private equity strategies;

•	risks relating to Canadian and United States taxation laws; and

•	other factors described in this MD&A.

We caution that the factors that may affect future results described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information contained herein, except as required by applicable securities laws.

In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by the Corporation in its continuous disclosure filings. Copies of the Corporation’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES

Brookfield Asset Management Ltd. and Brookfield Asset Management ULC prepare their financial statements in conformity with U.S. GAAP. This Form 6-K discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring the Manager and our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. Non-GAAP measures include Distributable Earnings, Fee Revenues and Fee-Related Earnings. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include AUM, Fee-Bearing Capital and Uncalled Fund Commitments. The Manager includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for the asset management business.

For further details regarding the use of non-GAAP measures, please see the “Key Financial and Operating Measures” in the Management Discussion and Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

This management’s discussion and analysis (“MD&A”) included in this Form 6-K presents the financial position of Brookfield Asset Management Ltd. (the “Manager”) as at March 31, 2023, and December 31, 2022, and the results of operations for the period from January 1, 2023 to March 31, 2023. This MD&A also presents the financial position of Brookfield Asset Management ULC (the “Asset Management Company” or the “Asset Management Business” or the “Company”) as at March 31, 2023, and December 31, 2022, and the results of operations for the three months ended March 31, 2023, and 2022 then ended.

The information in this MD&A should be read in conjunction with the following Condensed Consolidated Financial Statements included elsewhere in this Form 6-K: (i) the unaudited Condensed Consolidated Financial Statements of the Manager as at March 31, 2023 and December 31, 2022, and the results of operations for the period from January 1, 2023 to March 31, 2023 (ii) the unaudited Condensed Consolidated and Combined Financial Statements of the Asset Management Company as at March 31, 2023 and December 31, 2022 and the results of operations for the three months ended March 31, 2023, and 2022.

Business History

The Manager and the Asset Management Company were formed by Brookfield Asset Management Inc. (now known as Brookfield Corporation or the “Corporation”) on July 4, 2022 for the purpose of effecting the court approved plan of arrangement (the “Arrangement”) of the Corporation as a result of which (i) the shareholders of the Corporation, while retaining their shares of the Corporation, became shareholders of the Manager, which acquired a 25% interest in our asset management business through common shares of the Asset Management Company, and (ii) the Corporation changed its name from “Brookfield Asset Management Inc.” to “Brookfield Corporation”.

The Manager was established to become a company through which investors can directly access a leading, pure-play global alternative asset management business previously carried on by Brookfield Asset Management Inc. and its subsidiaries and currently owned and operated through the Asset Management Company, owned 75% by the Corporation and 25% by the Manager. The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Asset Management Inc. into two publicly traded companies – the Manager, a pure-play asset manager with a leading global alternative asset management business, and the Corporation, focused on deploying capital across its operating businesses and compounding that capital over the long term. As a result of the Arrangement, holders of the Corporation Class A Shares received 0.25 of a Class A Share of the Manager for each Corporation Class A Share held. The Class A Shares are listed on the NYSE and the TSX under the symbol “BAM”.

Business Overview

We are one of the world’s leading alternative asset managers, with $834 billion of assets under management (“AUM”) as of March 31, 2023, across renewable power and transition, infrastructure, real estate, private equity and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

To do this, we leverage our exceptional team of over 2,500 investment and asset management professionals, our global reach, deep operating expertise and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.

We provide a highly diversified suite of alternative investment strategies to our clients and are constantly innovating new strategies to meet their needs. We have approximately 50 unique product offerings that span a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures as outlined in “Key Financial and Operating Measures” within this MD&A. The Manager will utilize Distributable Earnings to measure performance, while, in addition to this metric, Fee Revenues and Fee-Related Earnings are closely utilized in order to assess the performance of our asset management business.

We have over 2,000 clients, made up of some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies and individual investors.

We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of 270 client service professionals across 18 global offices are dedicated to our clients and ensuring the business is exceeding their service expectations.

Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. Strong ESG practices are embedded throughout our business, underpinning our goal of having a positive impact on the communities and environment within which we operate.

Value Creation

We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on multiples of their fee-related earnings and performance income. Accordingly, we create value by increasing the amount and quality of fee-related earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income such as carried interest through superior investment results and maintaining competitive operating margins.

As at March 31, 2023, we had Fee-Bearing Capital of $432 billion, of which 83% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee- Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with two one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include the permanent capital vehicles as well as capital we manage in our perpetual core and core plus private fund strategies. We seek to increase our Fee-Bearing Capital by growing the size of our existing product offering and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships and access new distribution channels such as high net worth individuals and retail.

As of March 31, 2023, we had over 2,000 clients with a strong base in North America, Asia, the Middle East and Australia and a growing proportion of third-party commitments from Europe. Our high-net-worth channel also continues to grow and is 4% of current commitments. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.

We are also actively progressing new growth strategies, including transition, insurance, secondaries and technology. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.

As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have been growing our exceptional team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,500 professionals we employ globally.

When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets or businesses that provide essential services that form the backbone of the global economy. We use our global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so results in the continued growth of realized carried interest.

We generate robust free cash flows or Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs of the Manager. The Manager intends to pay out approximately 90% of our Distributable Earnings to shareholders quarterly and reinvest the balance back into the business.

We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business and add to our organic growth. We expect acquisitions can allow us to achieve immediate scale in a new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with Oaktree in 2019. Such acquisitions may happen from time to time should they be additive to our franchise, attractive to our clients and accretive to our shareholders.

Products

Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies and (iii) liquid strategies. These are invested across five principal strategies: (i) Renewable Power and Transition, (ii) Infrastructure, (iii) Private Equity, (iv) Real Estate, (v) Credit and other.

Fee-Bearing Capital Diversification

AS AT MAR. 31, 2023 (BILLIONS)

By Fund Type	By Business Line

For discussion on Fee-Bearing Capital, see “Key Financial and Operating Measures”.

Long-term Private Funds

As of March 31, 2023, we managed approximately $224 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with two one-year extension options.

On these products, we earn:

•	Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and the period that the fund is in its life,

•	Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and

•

Carried interest or performance fees, which entitles us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on mature funds.

Permanent Capital Vehicles and Perpetual Strategies

As of March 31, 2023, we managed approximately $135 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core and core plus private funds.

On these products, we earn:

•	Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.

•

Stable incentive distribution fees from Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Infrastructure Partners L.P. (“BIP”), which are linked to the growth in cash distributions paid to investors above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within a target range of 5-9%.

•

Performance fees from Brookfield Business Partners L.P. (“BBU”) are based on unit price performance above a prescribed high-water mark price, which are not subject to clawback, as well as carried interest on our perpetual private funds.

Liquid Strategies

As of March 31, 2023, we managed approximately $73 billion of Fee-Bearing Capital across our liquid strategies, which included capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate, infrastructure and natural resources.

On these products, we earn:

•	Base management fees, which are based on committed capital or fund net asset value, and

•	Performance income based on investment returns above a minimum prescribed return.

Renewable Power and Transition

Overview

•	We are a leading global investment manager in renewable power and transition, with $77 billion of AUM as of March 31, 2023.

•

Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favorable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.

•

We have approximately 100 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 3,700 employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry allows us to be a leader in all major technologies with deep operating and development capabilities.

Our Products

Long-term Private Funds

•

We manage the largest of its kind global transition fund, Brookfield Global Transition Fund (“BGTF”), which is our $15 billion flagship strategy focused on investments aimed at accelerating the global transition to a net-zero carbon economy. The mandate of this product is to assist utility, energy and industrial businesses reduce carbon dioxide emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.

Permanent Capital Vehicles and Perpetual Strategies

•

We also manage BEP, one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and has a market capitalization of over $21.0 billion as of March 31, 2023.

Infrastructure

Overview

•	We are one of the world’s largest investment managers in infrastructure, with $161 billion of AUM as of March 31, 2023.

•

We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.

•

We have approximately 230 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 51,400 employees in the infrastructure operating businesses that we manage.

Our Products

Long-term Private Funds

•

Brookfield Infrastructure Funds (“BIF”) is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.

•	Brookfield Infrastructure Debt (“BID”) is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.

Permanent Capital Vehicles and Perpetual Strategies

•

We manage BIP, one of the largest, pure play, publicly traded global infrastructure platforms, which is listed on the NYSE and TSX and has a market capitalization of $27 billion as of March 31, 2023. In this product offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.

•

We manage Brookfield Super-Core Infrastructure Partners (“BSIP”), which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification and inflation-protection.

•

We also recently launched Brookfield Infrastructure Income Fund (“BII”), a semi-liquid infrastructure product strategy, offering private wealth investors with access to our best-in-class infrastructure platform.

Real Estate

Overview

•	We are one of the world’s largest investment managers in real estate, with over $270 billion of AUM as of March 31, 2023.

•

We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.

•

We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,600 operating employees in the real estate operating businesses that we manage.

Our Products

Long-term Private Funds

•

Our opportunistic real estate flagship fund series is Brookfield Strategic Real Estate Partners (“BSREP”). Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds and recapitalizations.

•

Our commercial real estate debt fund series, Brookfield Real Estate Finance Fund (“BREF”), targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.

•	We also recently launched our real estate secondaries strategy, Brookfield Real Estate Secondaries (“BRES”), with a focus on providing liquidity solutions for other real estate general partners.

Permanent Capital Vehicles and Perpetual Strategies

•

We manage $19 billion of Fee-Bearing Capital in Brookfield Property Group (“BPG”) as of March 31, 2023, which we invest, on behalf of the Corporation, directly in real estate assets or through our real estate private fund offerings. BPG owns, operates and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing and student housing assets on five continents.

•

We also manage capital in our perpetual private fund real estate strategy, Brookfield Premier Real Estate Partner (“BPREP”). This is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia (“BPREP-A”) and Europe (“BPREP-E”).

•

We manage capital across our perpetual real estate debt strategy, Brookfield Senior Mezzanine Real Estate Finance Fund (“BSREF”). We seek to originate, acquire and actively manage investments in U.S. senior commercial real estate debt for this strategy.

•

We also manage a non-traded REIT, Brookfield Real Estate Income Trust (“Brookfield REIT”), which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real-estate related debt.

Private Equity

Overview

•	We are a leading private equity investment manager with $139 billion of AUM as of March 31, 2023.

•

We focus on high-quality businesses that provide essential products and services, diversified across the industrial operations and business services sectors. We partner closely with management teams to enable long-term success through operational and other improvements.

•

We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 105,400 employees in the operating businesses that we manage.

Our Products

Long-term Private Funds

•

Our global opportunistic flagship fund series, Brookfield Capital Partners (“BCP”), is our leading private equity product offering. This series of funds focuses on cash-flowing essential service businesses. We seek investments that benefit from high barriers to entry and enhance their cash flow capabilities by improving strategy and execution.

•

Our special investments strategy, Brookfield Special Investments (“BSI”), is focused on large-scale, non-control investments. This product capitalizes on potential transactions that do not fit our traditional control-oriented flagship private equity fund series. These include recapitalizations to strategic growth capital, where we expect to generate equity-like returns while ensuring downside protection through structured investments.

•

Our growth equity strategy, Brookfield Growth (“BTG”), was launched in 2016 and has developed into a meaningful business that we expect to continue to scale over time. This strategy focuses on investing in technology-related growth stage companies that surround our broader ecosystem of managed assets.

Permanent Capital Vehicles and Perpetual Strategies

•

We manage BBU, which is a publicly traded global business services and industrials partnership focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $4.1 billion as of March 31, 2023.

Credit and Other

Overview

•

As a result of our 61% investment in Oaktree in 2019, we established ourselves as a leader among global investment managers specializing in alternative credit investments. As of March 31, 2023, our interest in Oaktree is 64%. Oaktree is one of the premier credit franchises globally, with $149 billion of Fee-Bearing Capital as of March 31, 2023 and an expertise in investing across the capital structure with an emphasis on an opportunistic, value-oriented and risk-controlled investments.

•	We offer one of the most comprehensive alternative credit offerings available today and have a global presence through our experienced team of investment professionals.

Our Products

•

Our credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. We focus primarily on rated and non-rated debt of sub-investment grade issuers in developed and emerging markets, and offer investments in an array of private credit, high yield bonds, convertible securities, leveraged loans, structured credit instruments and opportunistic credit.

•

Our flagship credit strategy, the Opportunistic Credit series, focuses on protecting against loss by buying claims on assets at attractive or distressed prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability, while creating value. The latest vintage of this series of funds was raised in 2020 and 2021 with a total fund size of $16 billion and is the largest fund in the series to date.

•	Our Insurance business manages policyholder capital and deploys it across liquid credit strategies, direct loans and private funds.

•

Also included amongst our strategies is our Public Securities Group (“PSG”), which manages the Fee-Bearing Capital associated with our liquid strategies. PSG serves institutions and individuals seeking the investment advantages of real assets through actively managed listed equity and debt strategies.

Key Financial and Operating Measures

The Manager and the Asset Management Company prepare their financial statements in conformity with U.S. GAAP. This MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing overall performance, as well as the performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. The asset management business includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for our asset management business. See “Reconciliation of U.S. GAAP to Non-GAAP Measures”.

Non-GAAP Measures

Fee Revenues

Fee Revenues is a key metric analyzed by management to determine the growth in recurring cash flows from our asset management business. Fee Revenues include base management fees, incentive distributions, performance fees and transaction fees. Fee Revenues exclude carried interest, but include Fee Revenues earned by Oaktree. The most directly comparable measure of Fee Revenues disclosed in the primary financial statements is total management fee revenues.

Fee-Related Earnings

Fee-Related Earnings is used to provide additional insight into the operating profitability of our asset management activities. Fee- Related Earnings are recurring in nature and not based on future realization events. Fee-Related Earnings is comprised of Fee Revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. The most directly comparable measure of Fee-Related Earnings disclosed in the primary financial statements is net income.

Distributable Earnings

Distributable Earnings used by the Manager provides insight into earnings that are available for distribution or to be reinvested by the Manager. Distributable Earnings of the Manager represent its share of Distributable Earnings from our asset management business less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. The most directly comparable measure disclosed in our primary financial statements for Distributable Earnings of the Manager is net income.

Distributable Earnings used by our asset management business provides insight into earnings that are available for distribution or to be reinvested by our asset management business. It is calculated as the sum of its Fee-Related Earnings, realized carried interest, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of our asset management business for Distributable Earnings is net income.

The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. The asset management business intends to pay dividends to the Manager on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend.

Supplemental Financial Measures Utilized by Our Asset Management Business

Assets under management

Assets under management (“AUM”) refers to the total fair value of assets managed, calculated as follows:

•	investments that Brookfield, which includes the Corporation, the asset management business or their affiliates, either:

•

consolidates for accounting purposes (generally, investments in respect of which Brookfield has a significant economic interest and unilaterally directs day-to-day operating, investing and financing activities), or

•

does not consolidate for accounting purposes but over which Brookfield has significant influence by virtue of one or more attributes (e.g., being the largest investor in the investment, having the largest representation on the investment’s governance body, being the primary manager and/or operator of the investment, and/or having other significant influence attributes),

•

are calculated at 100% of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, even if Brookfield does not own 100% of the investment, with the exception of investments held through our perpetual funds, which are calculated at its proportionate economic share of the investment’s net asset value.

•

all other investments are calculated at Brookfield’s proportionate economic share of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, with the exception of investments held through our perpetual funds, which are calculated at Brookfield’s proportionate economic share of the investment’s net asset value.

Our methodology for determining AUM differs from the methodology that is employed by other alternative asset managers as well as the methodology for calculating regulatory AUM that is prescribed for certain regulatory filings (e.g., Form ADV and Form PF).

Fee-Bearing Capital

Fee-Bearing Capital represents the capital committed, pledged or invested in our permanent capital vehicles, private funds and liquid strategies that we manage which entitles us to earn Fee Revenues. Fee-Bearing Capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts.

When reconciling period amounts, we utilize the following definitions:

•	Inflows include capital commitments and contributions to our private and liquid strategies funds, and equity issuances from the permanent capital vehicles.

•	Outflows represent distributions and redemptions of capital from within the liquid strategies capital.

•

Distributions represent quarterly distributions from the permanent capital vehicles as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.

•	Market valuation includes gains (losses) on portfolio investments, the permanent capital vehicles and liquid strategies based on market prices.

•

Other includes changes in net non-recourse leverage included in the determination of the permanent capital vehicle capitalizations and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.

Uncalled Fund Commitments

Total Uncalled Fund Commitments includes capital callable from fund investors, including funds outside of their investment period, for which capital is callable for follow-on investments.

Review of Consolidated Financial Results of the Manager

Consolidated Statement of Comprehensive Income

The following table summarizes the financial results of the Manager for the period of January 1, 2023 to March 31, 2023:

FOR THE THREE MONTHS ENDED MARCH 31,
(MILLIONS)	2023
Compensation and benefits recovery	$138
Expenses
Compensation and benefits	(84)
Unrealized carried interest compensation expense	(56)
Other operating expense	(2)

Total expenses	(142)
Share of income from equity method investments	129
Income tax (expense) benefit	—

Net income and comprehensive income	$125

During the three months ended March 31, 2023, the Manager recorded net income attributable to shareholders of $125 million. Net income consists of the Manager’s equity interest in the earnings of the Asset Management Company less compensation and benefit costs, primarily attributable to executive compensation costs of the Manager and unrealized carried interest compensation expense. A material portion of these costs are reimbursed by the Corporation and the Asset Management Business in accordance with the Asset Management Services Agreement and the Relationship Agreement. Refer to the following discussion for details on the earnings of the Asset Management Company.

The following table summarizes the statement of operations for the Asset Management Company for the three months ended March 31, 2023, and 2022:

FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS)	2023	2022
Revenues
Management fee revenues
Base management and advisory fees	$791	$671

Total management fee revenues	791	671
Investment income
Carried interest allocations
Realized	31	47
Unrealized	28	(48)

Total investment income	59	(1)
Interest and dividend revenue	43	67
Other revenues	161	18

Total revenues	1,054	755
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(299)	(169)
Other operating expenses	(70)	(51)
General, administrative and other	(7)	(40)

Total compensation, operating, and general and administrative expenses	(376)	(260)
Carried interest allocation compensation
Realized	—	(10)
Unrealized	(88)	(103)

Total carried interest allocation compensation	(88)	(113)
Interest expense	(2)	(42)

Total expenses	(466)	(415)
Other income (expenses), net	(22)	457
Share of income from equity accounted investments	43	68

Income before taxes	609	865
Income tax expense	(93)	(142)

Net income	516	723
Net loss (income) attributable to redeemable non-controlling interests in consolidated funds	—	(375)
Net loss (income) attributable to preferred share redeemable non-controlling interest	19	—
Net loss (income) attributable to non-controlling interest	(19)	—

Net income attributable to the common stockholders	$516	$348

For the three months ended March 31, 2023 and 2022

Net income for the three months was $516 million, of which $516 million was attributable to common stockholders. This compares to net income of $723 million for the three months ended March 31, 2022, of which $348 million was attributable to common stockholders.

Revenues

Revenues for the three months were $1.1 billion, which represents an increase of $299 million or 40% compared to $755 million in the three months ended March 31, 2022.

Base management and advisory fees for the three months were $697 million, which represents an increase of $110 million or 19% compared to the three months ended March 31, 2022. The increase was predominantly driven by incremental contributions from capital raised for our latest flagship funds and capital deployed across our complementary strategies. Incentive distributions for the three months ended March 31, 2023 were $94 million, an increase of $10 million from the three months ended March 31, 2022, driven by growth in BIP and BEP’s dividends, which increased by 6% and 5%, respectively.

Carried interest allocations

Realized carried interest allocations were $31 million for the three months ended March 31, 2023, which represents a decrease of $16 million compared to the three months ended March 31, 2022. Realized carried interest allocations in the period were primarily driven by dispositions within our real estate long-term and perpetual funds.

Unrealized carried interest allocations were $28 million for the three months ended March 31, 2023, which represents an increase of $76 million compared to the three months ended March 31, 2022. The unrealized carried interest allocations were primarily related to growth in valuations in our infrastructure and private equity flagship funds, partially offset by realizations in the period.

Interest and dividend revenue

Interest and dividend revenue for the three months ended were $43 million, which represents a decrease of $24 million compared to the three months ended March 31, 2022. The decrease was a result of the transfer of certain investments and loans of the Asset Management Business to the Corporation as part of the Arrangement.

Expenses

Total expenses for the three months ended were $466 million, an increase of $51 million or 12% compared to the three months ended March 31, 2022.

Compensation and benefits for the three months ended March 31, 2023 were $299 million, which represents an increase of $130 million compared to the three months months ended March 31, 2022. This is primarily attributable to increased compensation costs resulting from increases in the employee population as a result of the Arrangement, as well as increases in headcount as a result of the growth of our business.

Other operating expenses are comprised of professional fees, facilities and technology, as well as travel costs directly associated with our fundraising and investment functions. Other operating expenses were $70 million for the three months ended, compared to $51 million for the three months ended March 31, 2022. The increase was primarily attributable to an increase in headcount and travel activity during the current period.

Compensation expenses related to carried interest allocation compensation were $88 million for the three months end March 31, 2023, which represents a decrease of $25 million compared to the three months ended March 31, 2022. The decrease is predominantly driven by a decrease in relative valuation gains compared to the three months ended March 31, 2022 across our legacy funds. As outlined in the Relationship Agreement, the carried interest compensation expense associated with mature funds is fully recoverable from the Corporation. For more information on accounting policies, please refer to the “Summary of Significant Accounting Policies of the Manager” in this MD&A.

Other income

Other income for the three months ended primarily consists of mark-to-market adjustments on call and put options associated with our investments in Primary Wave and Oaktree. Other income in the prior period relates to dividend income received from BSREP III which was previously consolidated.

Share of income from equity accounted investments

Our share of income from equity accounted investments was $43 million compared to income of $68 million in the prior period. This line item primarily consists of earnings associated with our 64% interest in Oaktree.

Income tax expense

Income tax expense was $93 million for the three months ended March 31, 2023, which represents a decrease of $49 million compared to the three months ended March 31, 2022. This was driven by lower net income before taxes in the period.

Consolidated Statement of Financial Condition

The following table summarizes the Condensed and Consolidated Statement of Financial Condition of the Manager as at March 31, 2023 and December 31, 2022:

AS AT MARCH 31, AND DECEMBER 31 (MILLIONS)	2023	2022
Assets
Cash and cash equivalents	$12	$1
Due from affiliates	875	782
Other assets	41	—
Investments	2,374	2,378

Total assets	$3,302	$3,161

Liabilities
Accounts payable and accrued liabilities	$873	$781
Due to affiliates	100	3

Total liabilities	973	784

Equity
Common Stock:
Class A (unlimited authorized and 412,428,007 issued and 392,409,501 outstanding)	2,411	2,410
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (20,018,506 shares)	(482)	(330)
Additional paid-in-capital	374	278
Retained earnings	17	19
Non-controlling interest	9	—
Total equity	2,329	2,377

Total liabilities and equity	$3,302	$3,161

As at March 31, 2023, the Manager’s total assets were $3.3 billion, consisting primarily of the 25% interest in the Asset Management Company and reimbursements due from affiliates related to long-term executive compensation programs assumed by the Manager.

As at March 31, 2023, the Manager’s total liabilities were $973 million, an increase of $189 million compared to the prior period. Accounts payable and accrued liabilities increased by $92 million driven by carried interest compensation due to employees as well as an increase in the liability associated with cash settled compensation plans. Due to affiliates increased by $97 million due to borrowings on the credit facility with the Brookfield Asset Management ULC.

As at March 31, 2023, the Manager’s total equity has decreased by $48 million to $2.3 billion due to the purchase of treasury shares during the period, partially offset by additional paid-in-capital related to stock based compensation plans.

Refer to the section below for details of the Asset Management Company’s Condensed Consolidated and Combined Statement of Financial Condition as at March 31, 2023 and December 31, 2022:

AS AT MARCH 31, AND DECEMBER 31 (MILLIONS)	2023	2022
Assets
Cash and cash equivalents	$3,152	$3,545
Accounts receivable and other	564	429
Due from affiliates	2,157	2,121
Investments	6,976	6,877
Property, plant and equipment	67	68
Intangible assets	55	59
Goodwill	265	249
Deferred income tax assets	737	739

Total assets	$13,973	$14,087

Liabilities and shareholder’s equity
Accounts payable and other	$1,815	$1,842
Due to affiliates	615	811
Deferred income tax liabilities	18	17

Total liabilities	2,448	2,670

Preferred shares redeemable non-controlling interest	1,864	1,811
Equity
Common equity (common shares - unlimited authorized, 1,635,327,858 issued and outstanding)	9,242	9,271
Retained earnings	72	84
Accumulated other comprehensive income	159	153
Additional paid-in capital	32	—

Total common equity	9,505	9,508
Non-controlling interest	156	98

Total equity	9,661	9,606

Total liabilities, redeemable non-controlling interest and common equity	$13,973	$14,087

As at March 31, 2023 and December 31, 2022

Total assets were $14.0 billion as at March 31, 2023, a decrease of $114 million due to decreases in Cash and cash equivalents compared to December 31, 2022.

Cash and cash equivalents were $3.2 billion, a decrease of $393 million from the prior period, largely due to the payment of working capital needs of managed funds that will be subsequently reimbursed. Of this balance, $2.9 billion is on deposit with the Corporation.

Accounts receivable and other of $564 million primarily consists of receivables from third parties, mark-to-market derivative assets and prepaid expenses. The increase over the prior period is largely driven by the prepayments of stock based compensation costs as prescribed by the Asset Management Services Agreement.

Due from affiliates of $2.2 billion primarily relates to management fees earned but not collected from our managed funds as well as reimbursements due from the Corporation for long-term cash based and equity compensation awards. The increase of $36 million from the prior period was primarily the result of the timing of settlements.

Investments are predominantly comprised of an 18% limited partnership interest in BSREP III and a 64% interest in Oaktree. The increase from the prior period of $99 million was primarily a result of income earned from our investment in Oaktree during the period.

Total liabilities were $2.4 billion as at March 31, 2023, a decrease of $222 million compared to the prior period.

Accounts payable and other primarily consists of accrued compensation, and mark-to-market derivatives associated with put options in investments. Movement in the period of $27 million reflects the timing of payments.

Due to affiliates of $615 million reflects amounts owed to Brookfield affiliates; the decrease reflects the settlement of balances in the normal course of operations.

Preferred shares redeemable non-controlling interest was $1.9 billion as at March 31, 2023, an increase of $53 million compared to $1.8 billion as at December 31, 2022. This increase was due to carried interest generated by our legacy real estate and infrastructure funds during the period.

Review of Consolidated Statement of Cash Flows

The following table summarizes the changes in the Manager’s cash for the three months ended March 31, 2023:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023
Operating activities before net changes in working capital and other non-cash operating items	$(16)
Net changes in working capital	15
Other non-cash operating items	2

Operating activities	1
Investing activities	91
Financing activities	(81)

Change in cash and cash equivalents	$11

As at March 31, 2023, the Manager’s activities generated $11 million of net cashflow. Refer to the following table that summarizes our Asset Management Business’ Condensed Consolidated and Combined Statement of Cash Flows for the three months ended March 31, 2023.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Operating activities before net changes in working capital and other non-cash operating items	$515	$621
Net changes in working capital	(553)	(409)
Other non-cash operating items	(3)	(611)

Operating activities	(41)	(399)
Investing activities	(5)	262
Financing activities	(347)	222

Change in cash and cash equivalents	$(393)	$85

For the three months ended March 31, 2023

Net cash outflows from operating activities totaled $41 million. Excluding net changes in working capital and other non-cash operating items, operating cash inflows were $515 million, representing an decrease of $106 million, due to the deconsolidation of previously consolidated funds.

Investing Activities

Net cash outflows from investing activities totaled $5 million. The change from prior period cashflows is due to the recognition of proceeds from disposition of investments held in the prior period.

Financing Activities

Net cash outflows from financing activities totaled $347 million. The current period primarily consists of distributions to stockholders of $528 million and advances provided to related parties of $95 million, partially offset by borrowings from related parties of $235 million. The prior period inflows were primarily as a result of contributions from parents and borrowings from related parties.

Analysis of Key Non-GAAP Financial and Operating Measures of Our Asset Management Business

The following section contains a discussion and analysis of key financial and operating measures utilized in managing our asset management business, including for performance measurement, capital allocation and valuation purposes. For further detail on our non-GAAP and performance measures, please refer to “Key Financial and Operating Measures”.

Distributable Earnings

FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS)	2023	2022
Fee Revenues	$1,080	$965
Fee-Related Earnings[1]	547	492
Add back: equity-based compensation costs	19	25
Taxes and other	(3)	(26)

Distributable Earnings	$563	$491

1.	Fee-Related Earnings include Oaktree’s Fee-Related Earnings at our 64% share (2022 - 64%).

For the three months ended March 31, 2023 and 2022

Distributable Earnings were $563 million for the three months ended March 31, 2023, an increase of $72 million or 15% compared to the prior period. The increase was driven by higher Fee-Related Earnings, primarily attributable to fundraising and capital deployment efforts across our flagship funds. These increases were partially offset by lower fees from our permanent capital vehicles due to a decline in their share prices compared to prior period.

Fee-Bearing Capital

The following table summarizes Fee-Bearing Capital as at March 31, 2023 and December 31, 2022:

AS AT (MILLIONS)	Long-term private funds	Perpetual strategies	Liquid strategies	Total
Renewable power and transition	$27,727	$24,757	$—	$52,484
Infrastructure	47,246	45,506	—	92,752
Private equity	32,046	7,426	—	39,472
Real estate	66,716	31,376	—	98,092
Credit and other	50,234	25,507	73,120	148,861

March 31, 2023	$223,969	$134,572	$73,120	$431,661

December 31, 2022	$218,857	$127,155	$71,851	$417,863

Fee-Bearing Capital was $432 billion as at March 31, 2023 compared to $418 billion as at December 31, 2022. The increase of $14 billion was primarily attributable to inflows of $18 billion resulting from capital raised across flagship funds, capital inflows within credit and other funds in our insurance solutions business, and capital raised and deployed across various strategies. These increases were partially offset by distributions across strategies and the end of the commitment period of BSREP III, resulting in a change of fee base from committed to invested capital.

The changes are set out in the following tables:

AS AT (MILLIONS)	Renewable power and transition	Infrastructure	Private equity	Real estate	Credit and other	Total
Balance, December 31, 2022	$47,218	$85,887	$39,317	$103,025	$142,416	$417,863

Inflows	1,876	3,944	1,477	1,433	9,350	18,080
Outflows	—	(6)	—	(132)	(4,614)	(4,752)
Distributions	(558)	(914)	(105)	(2,046)	(1,231)	(4,854)
Market valuation	3,965	2,460	(291)	(1,833)	2,285	6,586
Other	(17)	1,381	(926)	(2,355)	655	(1,262)

Change	5,266	6,865	155	(4,933)	6,445	13,798

Balance, March 31, 2023	$52,484	$92,752	$39,472	$98,092	$148,861	$431,661

Fee Revenues and Fee-Related Earnings

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Base management fees[1]	$981	$850
Incentive distributions	94	84
Transaction and advisory fees	5	31

Fee Revenues	1,080	965
Less: direct costs[2]	(504)	(435)

	576	530
Less: Fee-Related Earnings not attributable to the Asset Management business	(29)	(38)

Fee-Related Earnings	$547	$492

1.

Base management fees and direct costs are presented on a 100% basis. Base management fees and direct costs for Oaktree totaled $289 million and $201 million, respectively, for the three months ended March 31, 2023 (2022 - $278 million and $181 million). Refer to Note 3 - “Investments” of the Condensed Consolidated and Combined Financial Statements, included elsewhere in this Form 6-K for additional disclosures related to Oaktree revenues, expenses, and net income.

2.	Direct costs include compensation expenses, other operating expenses and general, administrative and other expenses and related Oaktree direct costs at 100%.

For the three months ended March 31, 2023 and 2022

Fee Revenues for the three months ended March 31, 2023 were $1.1 billion, an increase of $115 million or 12% compared to prior period. This increase was predominantly due to higher base management fees, driven by an increase in Fee-Bearing Capital, and growth in incentive distributions from BIP and BEP. Base management fees increased by $131 million or 15% compared to the three months ended March 31, 2022 due to capital raised for our flagship and other fund strategies, partially offset by lower fees from our listed permanent capital vehicles due to decreases in market capitalizations and net asset values of underlying assets.

Direct costs primary consist of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $69 million or 16% from prior period as we continue to scale our asset management business, including enhancing our fundraising and client service capabilities and developing new complementary strategies.

Fee-Related Earnings not attributable to the Asset Management Business reflects the non-controlling interest related to Oaktree’s earnings and is deducted in arriving at Fee-Related Earnings.

Fee-Related Earnings increased by $55 million, primarily attributable to the aforementioned increase in Fee Revenues, partially offset by increased direct costs.

Investment Strategy Results

In each of our product categories, we invest globally in various investment strategies, each benefiting from strong secular tailwinds that provide an expanding multi-trillion dollar investable universe.

Our investment strategies are (a) renewable power and transition, (b) infrastructure, (c) real estate, (d) private equity, and (e) credit and other.

The following tables summarize Fee Revenues and Fee-Bearing Capital by investment strategy:

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Renewable power and transition	$154	$146
Infrastructure	298	278
Private equity	117	95
Real estate	261	214
Credit and other	250	232

Total Fee Revenues	$1,080	$965

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Renewable power and transition	$52,484	$47,218
Infrastructure	92,752	85,887
Private equity	39,472	39,317
Real estate	98,092	103,025
Credit and other	148,861	142,416

Total Fee-Bearing Capital	$431,661	$417,863

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$417,863	$364,133
Inflows	18,080	107,669
Outflows	(4,752)	(22,042)
Distributions	(4,854)	(12,161)
Market valuation	6,586	(20,247)
Other	(1,262)	511

Change	13,798	53,730

Balance, end of period	$431,661	$417,863

We have provided additional detail to explain significant variances period-over-period by investment strategy below.

Renewable Power and Transition

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our renewable power and transition investment strategy as at March 31, 2023 and December 31, 2022, and Fee Revenues for three months then ended March 31, 2023 and 2022.

The following provides explanations of significant movements during the presented periods.

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$27,727	$26,708
Permanent capital vehicles and perpetual strategies	24,757	20,510

Total Fee-Bearing Capital	$52,484	$47,218

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$47,218	$47,525
Inflows	1,876	6,823
Distributions	(558)	(1,428)
Market valuation	3,965	(5,873)
Other	(17)	171

Change	5,266	(307)

Balance, end of period	$52,484	$47,218

During the three months ended March 31, 2023, Fee-Bearing Capital increased by $5.3 billion or 11%, to $52.5 billion, primarily attributable to an increase in the market capitalization of BEP resulting from an increase in its share price, as well as capital deployed within our long-term private funds and perpetual strategies. These increases were partially offset by distributions paid to BEP’s unitholders and to limited partners of our long-term private funds.

During the year ended December 31, 2022, Fee-Bearing Capital decreased by $0.3 billion or 1%, to $47.2 billion primarily attributable to a decrease in the market capitalization of BEP due to a decline in share price and distributions paid to BEP’s unitholders. This decrease was partially offset by $6.0 billion of capital raised across our flagship funds.

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$57	$41
Co-investment and other funds	7	5

	64	46
Perpetual strategies
BEP[1]	59	76
Co-investment and other funds	—	—

	59	76
Catch-up fees	1	—
Transaction and advisory fees	2	—

Total management and advisory fees	126	122
Incentive distributions	28	24

Total Fee Revenues	$154	$146

1.	BEP Fee-Bearing Capital as at March 31, 2023 is $24 billion (2022 - $21 billion)

Fee Revenues increased by $8 million or 5% for the three months ended March 31, 2023 relative to the three months ended March 31, 2022. Fees from long-term private funds increased by $18 million, mainly due to capital raised for our global transition fund and flagship funds during 2022. Incentive distributions from BEP increased by $4 million, due to a 5% increase in distributions compared to the prior period. These increases were partially offset by a decrease in fees from BEP of $17 million, predominantly due to a decrease in market capitalization as a result of the decline in BEP’s share price compared to the same period in prior period.

Infrastructure

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our Infrastructure investment strategy as at March 31, 2023, and December 31, 2022 and Fee Revenues for the three months ended March 31, 2023, and 2022.

We have provided additional detail below to explain significant movements during the presented periods.

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$47,246	$44,512
Permanent capital vehicles and perpetual strategies	45,506	41,375

Total Fee-Bearing Capital	$92,752	$85,887

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$85,887	$67,736
Inflows	3,944	26,974
Outflows	(6)	—
Distributions	(914)	(3,794)
Market valuation	2,460	(5,053)
Other	1,381	24

Change	6,865	18,151

Balance, end of period	$92,752	$85,887

During the three months ended March 31, 2023, Fee-Bearing Capital increased by $6.9 billion or 8% to $92.8 billion, due to $2.7 billion and $4.1 billion increases in our long-term private funds and our permanent capital vehicles and perpetual strategies, respectively. The increase in the long-term private funds strategy was largely driven by inflows from capital raised for our fifth flagship infrastructure fund. Fee-Bearing capital on our permanent capital vehicles and perpetual strategies increased due to capital raised for BII and an increase in the market capitalization of BIP due to an increase in its share price. These increases were partially offset by distributions paid to limited partners in our long-term private funds and to unitholders across our permanent capital vehicles and perpetual strategies.

During the year ended December 31, 2022, Fee-Bearing Capital increased by $18.2 billion or 27% to $85.9 billion, due to a $13.4 billion and $4.8 billion increase in our long-term private funds and permanent capital vehicles and perpetual strategies, respectively. The increase in the long-term private funds strategy was largely driven by inflows from capital raised for the fifth flagship infrastructure fund. Fee-Bearing Capital on our permanent capital vehicles and perpetual strategies increased due to capital raised for BSIP, partially offset by a decrease in the market capitalization of BIP as well as quarterly distributions paid to BIP’s unitholders.

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$90	$53
Co-investment and other funds	13	11

	103	64
Permanent capital vehicles and perpetual strategies
BIP[1]	100	118
Co-investment and other funds	22	6

	122	124
Catch-up fees	5	—
Transaction and advisory fees	2	30

Total management and advisory fees	232	218
Incentive distributions	66	60

Total Fee Revenues	$298	$278

1.	BIP Fee-Bearing Capital as at March 31, 2023 is $33 billion (2022 - $38 billion).

Fee Revenues increased by $20 million or 7% for the three months ended March 31, 2023 relative to the three months ended March 31, 2022. Fees from our long-term private funds increased by $39 million, primarily due to capital raised for our fifth infrastructure flagship fund. Fee Revenues from our permanent capital vehicles and perpetual strategies decreased by $2 million, primarily due to a decrease in the average annual market capitalization of BIP, partially offset by capital deployed by BSIP. In addition, the prior year period benefitted from $30 million of one-time transaction and advisory fees.

Real Estate

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital for our Real Estate investment strategy as at March 31, 2023 and December 31, 2022 and Fee Revenues for the three months ended March 31, 2023 and 2022.

We have provided additional detail, where referenced, to explain significant movements from the prior period.

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$66,716	$69,473
Permanent capital vehicles and perpetual strategies	31,376	33,552

Total Fee-Bearing Capital	$98,092	$103,025

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$103,025	$82,282
Inflows	1,433	18,850
Outflows	(132)	(394)
Distributions	(2,046)	(4,556)
Market valuation	(1,833)	1,645
Other	(2,355)	5,198

Change	(4,933)	20,743

Balance, end of period	$98,092	$103,025

During the three months ended March 31, 2023, Fee-Bearing Capital decreased by $4.9 billion to $98.1 billion or 5%. Our long-term private funds decreased by $2.8 billion to $66.7 billion, primarily due to the change in the fee base of one of our flagship funds from committed capital to invested capital as a result of the end of the commitment period, as well as dispositions. Our permanent capital vehicles and perpetual strategies decreased by $2.2 billion to $31.4 billion, primarily due to a decrease in the market value of BPG.

During the year ended December 31, 2022, Fee-Bearing Capital increased by $20.7 billion, or 25%, to $103.0 billion. Our long-term private funds increased by $17.1 billion to $69.5 billion, primarily due to capital raised for our fourth flagship real estate fund and capital deployed across various other private funds. Our permanent capital vehicles and perpetual strategies increased by $3.6 billion to $33.6 billion, primarily due to capital deployed and an increase in market value for BPREP, partially offset by distributions.

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$97	$85
Co-investment and other funds	82	50

	179	135
Permanent capital vehicles and perpetual strategies
BPG[1]	50	55
Co-investment and other funds	31	22

	81	77
Catch-up fees	1	2

Total management and advisory fees	261	214
Incentive distributions	—	—

Total Fee Revenues	$261	$214

1.	BPG Fee-Bearing Capital as at March 31, 2023 is $19 billion (2022 - $21 billion).

Fee Revenues increased by $47 million or 22% for the three months ended March 31, 2023 relative to the three months ended March 31, 2022. Our long-term private funds contributed $44 million to this increase primarily due to increased commitments throughout 2022 in our fourth flagship real estate fund as well as deployments and increases in fee-bearing capital within other fund strategies; these increases were partially offset by the end of the commitment period of our third flagship real estate fund and the disposition of investments within earlier vintages of our flagship real estate funds. Additionally, our permanent capital vehicles and perpetual strategies increased by $4 million due to deployments within perpetual fund strategies, partially offset by a decrease in the fee-bearing capital of BPG.

Private Equity

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our Private Equity investment strategy as at March 31, 2023 and December 31, 2022 and Fee Revenues for the three months ended March 31, 2023, and 2022.

We have provided additional detail below to explain significant movements during the presented periods.

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$32,046	$31,501
Permanent capital vehicles and perpetual strategies	7,426	7,816

Total Fee-Bearing Capital	$39,472	$39,317

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$39,317	$34,395
Inflows	1,477	9,135
Distributions	(105)	(810)
Market valuation	(291)	(2,534)
Other	(926)	(869)

Change	155	4,922

Balance, end of period	$39,472	$39,317

During the three months ended March 31, 2023, Fee-Bearing Capital increased by $155 million or 0.4% to $39.5 billion. Our long-term private funds contributed an increase of $545 million. This was largely driven by capital raised for our sixth flagship private equity fund and capital raised and deployed in other strategies, partially offset by the expiration of the management fee period of a legacy flagship fund. This increase was partially offset by a $390 million decrease in our permanent capital vehicles and perpetual strategies due to a decrease in the average market capitalization of BBU.

During the year ended December 31, 2022, Fee-Bearing Capital increased by $4.9 billion or 14% to $39.3 billion. Our long-term private funds contributed an increase of $5.4 billion, largely driven by capital raised for our sixth flagship private equity fund and capital raised and deployed in other complementary strategies. This increase was partially offset by a $500 million decrease in our permanent capital vehicles due to a decrease in the market capitalization of BBU.

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Management and advisory fees
Long-term private funds
Flagship funds	$42	$25
Co-investment and other funds	48	45

	90	70
Perpetual strategies
BBU[1]	23	24
Co-investment and other funds	—	—

	23	24
Catch-up fees	3	—
Transaction and advisory fees	1	1

Total management and advisory fees	117	95
Performance fees	—	—

Total Fee Revenues	$117	$95

1.	BBU Fee-Bearing Capital as at March 31, 2023 is $7 billion (2022 - $8 billion).

Fee Revenues increased by $22 million or 23% for the three months ended March 31, 2023 relative to the three months ended March 31, 2022. This increase is primarily due to a $20 million increase in Fee Revenues from our long-term private funds, primarily attributable to the launch of our sixth flagship private equity fund.

Credit and Other

Summary of Key Financial and Operating Measures

The following charts provide the Fee-Bearing Capital of our credit and other investment strategy as at March 31, 2023, and December 31, 2022 and Fee Revenues for the three months ended March 31, 2023, and 2022.

We have provided additional detail below to explain significant movements during the presented periods.

Fee-Bearing Capital

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Long-term private funds	$50,234	$46,663
Perpetual strategies	25,507	23,902
Liquid strategies	73,120	71,851

Total Fee-Bearing Capital	$148,861	$142,416

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Balance, beginning of period	$142,416	$132,195
Inflows	9,350	45,887
Outflows	(4,614)	(21,648)
Distributions	(1,231)	(1,573)
Market valuation	2,285	(8,432)
Other	655	(4,013)

Change	6,445	10,221

Balance, end of period	$148,861	$142,416

During the three months ended March 31, 2023, Fee-Bearing Capital increased by $6.4 billion or 5% to $148.9 billion, due to growth across all strategies. Our long-term private funds grew by $3.6 billion, driven by deployments within our 10th and 11th flagship opportunistic credit funds. Our perpetual strategies grew by $1.6 billion driven by capital deployments, as well as acquisitions within our insurance solutions business. Our liquid strategies grew by $1.3 billion as a result of new commitments and increase in market value, partially offset by redemptions.

During the year ended December 31, 2022, Fee-Bearing Capital increased by $10.2 billion or 8% to $142.4 billion, attributable mainly to a growth of $11 billion in perpetual strategies and $7.6 billion in long-term private funds. These benefited from capital deployment, in particular inflows resulting from our 11th flagship opportunistic credit fund. This was partially offset by a decrease of $8.4 billion in liquid strategies due to redemptions. Lower market valuations also adversely impacted liquid strategies.

Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Management and advisory fees
Long-term private funds	$133	$120
Perpetual strategies	55	41
Liquid strategies[1]	62	71
Transaction and advisory fees	—	—

Total Fee Revenues	$250	$232

1.	Represents open-end funds within our credit strategies, and Oaktree’s investment in a fixed income manager, as well as in publicly listed securities.

Fee Revenues increased by $18 million or 8% for the three months ended March 31, 2023 relative to the three months ended March 31, 2022. The increase was predominately attributable to incremental fees earned from our long-term private funds as a result of capital deployed across private funds, primarily our 10th and 11th flagship opportunistic credit funds. In addition, fees from perpetual strategies increased by $14 million as a result of higher fee-bearing capital driven by valuation increases and capital deployed across these strategies. These increases were offset by a $9 million decrease in our liquid strategies due to redemptions.

Reconciliation of U.S. GAAP to Non-GAAP Measures

Reconciliations of Distributable Earnings, Fee-Related Earnings and Fee Revenues to the most directly comparable financial measures calculated and presented in conformity with U.S. GAAP are presented below. In addition to net income and revenue, management assesses the performance of its business based on these non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, net income or other financial measures presented in conformity with U.S. GAAP.

Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings

The following presents a reconciliation of net income to Fee-Related Earnings and Distributable Earnings for the periods presented for the Asset Management Business.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Net Income	$516	$723
Add or subtract the following:
Provision for taxes (a)	93	142
Depreciation, amortization and other(b)	4	3
Carried interest allocations(c)	(59)	1
Carried interest allocation compensation(c)	88	113
Other income and expenses(d)	22	(457)
Interest expense paid to related parties(d)	—	42
Interest and dividend revenue(d)	(43)	(67)
Other revenues(e)	(161)	(18)
Share of income from equity accounted investments(f)	(43)	(68)
Fee-Related Earnings of Oaktree at our share(f)	56	59
Compensation costs recovered from affiliates(g)	74	—
Fee Revenues from BSREP III & other(h)	—	19

Fee-Related Earnings	$547	$492

Cash taxes and other (i)	(3)	(26)
Equity-based compensation expense and other (j)	19	25

Distributable Earnings	$563	$491

(a)

This adjustment removes the impact of income tax provisions (benefit) on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.

(b)	This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.
(c)	These adjustments remove unrealized carried interest allocations and the associated compensation expense, which are excluded from Fee-Related Earnings as these items are unrealized in nature.
(d)	These adjustments remove other income and expenses associated with non-cash fair value changes and remove interest and charges paid or received related to intercompany or related party loans.
(e)	This adjustment adds back other revenues earned that are non-cash in nature.
(f)	These adjustments remove our share of partly owned subsidiaries’ earnings, including items 1) to 5) above and include its share of partly owned subsidiaries’ Fee- Related Earnings.
(g)	This item adds back compensation costs that will be born by affiliates and are non-cash in nature.
(h)	This adjustment adds base management fees earned from funds that were historically eliminated upon consolidation.
(i)

Represents the impact of cash taxes paid by the business and other income associated with the Company’s portion of partly owned subsidiaries’ investment income, realized carried interest and other income and other items.

(j)	This adjustment adds back equity-based compensation.

Reconciliation of Revenues to Fee Revenues

The following presents our reconciliation of management fee revenues to Fee Revenues for the periods presented.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Total management fee revenues	$791	$671
Fee Revenues from Oaktree (a)	289	278
BSREP III Fees & other (b)	—	16

Fee Revenues	$1,080	$965

(a)	This adjustment adds Oaktree’s management fees.
(b)

This adjustment adds base management fees earned from BSREP III and other funds that are eliminated upon consolidation as prior to the Arrangement we consolidated both the entities which earned these base management fees and BSREP III in the combined financial statements. Subsequent to the Arrangement, we include the base management fees associated with BSREP III in Fee Revenues as we no longer consolidate BSREP III and therefore the related base management fees are no longer eliminated.

Liquidity and Capital Resources

Liquidity

The Manager undertakes limited activities, primarily receiving dividends from our asset management business as the primary source of income and, in turn, distributing to shareholders of the Manager in accordance with its dividend policy. The Manager employs a limited number of resources who provide services to our asset management business and for whom associated costs are largely reimbursed. Additional liquidity is availed through a credit facility that is provided to the Manager by our asset management business.

Manager Credit Facility with the Asset Management Business

On November 8, 2022, the Asset Management Company, as lender, established a five-year revolving credit facility in favor of the Manager for the amount of U.S. $500 million. This is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR, and Canadian Dollar borrowings are subject to the Canadian Prime Rate or Canadian dollar bankers’ acceptance rate (“CDOR”). As at March 30, 2023, the Manager has drawn $95 million from the credit facility.

Our Asset Management Business Liquidity

Our asset management business attempts to maintain sufficient liquidity at all times so that it is able to participate in opportunities as they arise, better withstand sudden adverse changes in economic circumstances, as well as maintain distributions to the Manager and the Corporation. Our primary sources of liquidity, which we refer to as core liquidity, consist of cash and financial assets, and a credit facility with the Corporation.

As at March 31, 2023, core liquidity for our asset management business was $3.3 billion, consisting of $3.2 billion of cash and financial assets, of which $2.9 billion was on deposit with the Corporation. Additionally the asset management business has a U.S.$300 million revolving credit facility established on November 8, 2022, with the Corporation as lender. The facility is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR, while Canadian Dollar borrowings are subject to the Canadian Prime Rate or CDOR. This liquidity is readily available for use without any material tax consequences and can be deployed to support our asset management business in funding strategic transactions as well as seeding new investment products. As at March 30, 2023, the Asset Management Company has drawn $93 million from the credit facility.

The following table presents core liquidity of our asset management business:

AS AT March 31, and December 31 (MILLIONS)	Manager Liquidity		Group Liquidity(a)
	2023	2022	2023	2022
Cash and financial assets	$3,180	$3,222	$25,533	$29,486
Undrawn committed credit facility	102	300	5,574	5,438

Core liquidity	3,282	3,522	31,107	34,924
Uncalled private fund commitments	—	—	79,065	87,364

Total liquidity	$3,282	$3,522	$110,172	$122,288

(a)

Group liquidity consists of: (1) core liquidity (cash, financial assets, and undrawn credit facilities) of the Company and the perpetual affiliates, and (2) uncalled private fund commitments, which are third-party commitments available for drawdown in the private funds of our asset management business.

Uncalled Fund Commitments

The following presents our Uncalled Fund Commitments as of March 31, 2023 of each year and December 31, 2022:

AS AT DECEMBER 31 (MILLIONS)	2023	2024	2025	2026	2027 +	Total 2023	Dec. 2022
Renewable power and transition	$—	$64	$129	$—	$15,402	$15,595	$14,835
Infrastructure	—	49	200	—	16,296	16,545	21,981
Private equity	66	—	560	—	9,839	10,465	11,003
Real estate	392	774	208	3,141	15,376	19,891	21,895
Credit and other	28	1,171	449	515	14,406	16,569	17,650

	$486	$2,058	$1,546	$3,656	$71,319	$79,065	$87,364

Approximately $37 billion of the Uncalled Fund Commitments are currently earning fees. The remainder will become fee-bearing once the capital is invested.

Capital Resources

Contractual Obligations

On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III and has funded $1.9 billion of the total commitment as of March 31, 2023 (December 31, 2022 – $1.8 billion).

Clawback Obligations

Performance allocations are subject to clawback to the extent that the performance allocations received to date with respect to a fund exceed the amount due to our asset management business based on cumulative results of that fund. The amounts and nature of our clawback obligations are described in Note 11 “Commitments and Contingencies” of the Condensed Consolidated and Combined Financial Statements of the Asset Management Company as at March 31, 2023, and December 31, 2022 and for the three months ended March 31, 2023 and March 31, 2022.

Capital Requirements

Certain U.S. and non-U.S. entities of our asset management business are subject to various investment advisor and other financial regulatory rules and requirements that may include minimum net capital requirements.

Off-Balance Sheet Arrangements

In the normal course of business the Company enters into contractual obligations which include commitments to provide guarantees. As at March 31, 2023 the total amount of these guarantees was $700 million.

Related Party Transactions

The Manager and our asset management business entered into a number of related party transactions with the Corporation. See Note 10 “Related Party Transactions” of the Condensed Consolidated and Combined Financial Statements of the Asset Management Company as at March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and March 31, 2022.

Summary of Significant Accounting Policies of the Manager

The Manager prepares consolidated financial statements in conformity with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported. Management believes that estimates utilized in the preparation of the consolidated financial statements are presented fairly. Such estimates include those used in the valuation of investments and the measurement of deferred tax balances (including valuation allowances). Actual results could differ from those estimates and such differences could be material. The Manager believes the following critical accounting policies could potentially produce materially different results of the Manager, if underlying assumptions, estimates and/or judgments were to be changed. For a full description of accounting policies, see Note 2 “Summary of Significant Accounting Policies” of the Condensed Consolidated and Combined Financial Statements of the Manager as at March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2022 and the three months ended March 31, 2022.

The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Compensation and Benefits Recovery accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Compensation and Benefits Recovery accounting policy in Note 2.

Consolidation

The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE upon events warranting reconsideration. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. As at March 31, 2022, the Manager is not the primary beneficiary of any VIE.

All intercompany balances and transactions have been eliminated on consolidation.

Equity Method Investments

Investments in which the Manager is deemed to exert significant influence, but not control are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.

The carrying value of equity method investments is determined based on amounts invested by the company, adjusted for the equity in earnings or losses of the investee allocated based on the relevant agreements, less distributions received. Further, the carrying value of the equity method investment is adjusted as a result of any share-based awards granted by the Manager to employees of Brookfield Asset Management ULC. Under the equity method of accounting, the Manager’s share of earnings from equity investments is included in the Share of income from equity investments in the Condensed Consolidated Statements of Comprehensive Income. The Manager

evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Refer to Note 3 for further details of the Manager’s equity accounted investments.

Quantitative and Qualitative Risk Disclosures

The Manager has limited activities and operations. The Manager’s exposure to market, foreign currency, interest rate and credit risk is driven by its equity interest in our asset management business.

Market Risk

The Company’s activities expose it to a variety of financial risks including market risk, credit risk and foreign currency risk. There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2022. Please refer to the year end MD&A included within the 20-F for further details.

BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

March 31, 2023

BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS, EXCEPT SHARE AMOUNTS)	2023	2022
Assets
Cash and cash equivalents	$12	$1
Due from affiliates (Note 7)	875	782
Other assets	41	—
Investments (Note 3)	2,374	2,378

Total assets	$3,302	$3,161

Liabilities
Accounts payable and accrued liabilities	$873	$781
Due to affiliates (Note 7)	100	3

Total liabilities	973	784

Commitments and contingencies (Note 8)
Equity
Common stock:
Class A (unlimited authorized and 412,428,007 issued and 392,409,501 outstanding)	2,411	2,410
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (20,018,506 shares)	(482)	(330)
Additional paid-in-capital	374	278
Retained earnings	17	19
Non-controlling interest	9	—

Total equity	2,329	2,377

Total liabilities and equity	$3,302	$3,161

BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)	2023
Compensation and benefits recovery	$138
Expenses
Compensation and benefits	(84)
Unrealized carried interest compensation expense	(56)
Other operating expense	(2)

Total expense	(142)
Share of income from equity method investments	129

Net income and comprehensive income	$125

Net income per share of common stock
Basic	$0.31
Diluted	0.31
Weighted-average shares of common stock outstanding
Basic	392,592,450
Diluted	397,297,203

BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.

AS AT (MILLIONS)	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in- capital	Retained earnings	Non- controlling interest	Total equity
Balance at December 31, 2022	396,154,728	21,280	$2,410	$(330)	$278	$19	$—	$2,377
Net income	—	—	—	—	—	125	—	125
Share subscriptions	225,150	—	1	—	(1)	—	—	—
Purchase of treasury shares	(3,970,377)	—	—	(152)	—	—	—	(152)
Contributions	—	—	—	—	97	—	9	106
Distributions	—	—	—	—	—	(127)	—	(127)

Balance at March 31, 2023	392,409,501	21,280	$2,411	$(482)	$374	$17	$9	$2,329

BROOKFIELD ASSET MANAGEMENT LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023
Operating activities
Net income	$125
Non-cash adjustments
Compensation and benefits recovery	(138)
Share of income from equity method investments	(129)
Compensation and benefits expense	70
Unrealized carried interest compensation expense	56
Working capital movements:
Due from affiliates	(93)
Due to affiliates	16
Accounts payable	92
Other non-cash operating items	2

1
Investing activities
Distributions received from equity method investments	132
Purchase of tracking option	(41)

91
Financing activities
Stock-based compensation prepayment from affiliates	103
Change in due to affiliates	95
Distributions paid to common stockholders	(127)
Purchase of treasury shares	(152)

(81)
Cash and cash equivalents
Change in cash and cash equivalents	11
Balance, beginning of period	1

Balance, end of period	$12

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION

Brookfield Asset Management Ltd. (the “Manager”), through its investment in Brookfield Asset Management ULC (“our asset management business” or the “Company”) is an alternative asset manager. The Manager is listed on the New York and Toronto stock exchanges under the symbol BAM. The Manager was incorporated on July 4, 2022 and its head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.

On December 9, 2022, Brookfield Corporation (the “Corporation”) completed the partial spin-off of Brookfield Asset Management ULC (the “Arrangement”). The Manager was incorporated for the purpose of holding a 25% interest in Brookfield Asset Management ULC and to facilitate the Arrangement. As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to Brookfield Asset Management ULC. The contribution of these entities was considered a common control transaction and was measured at historical cost. Further, the Corporation contributed a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager to the Corporation’s existing shareholders on a pro-rata basis.

The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Compensation and Benefits Recovery accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Compensation and Benefits Recovery accounting policy in Note 2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements of the Manager have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and are presented in U.S. Dollars. The Condensed Consolidated Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements included in the Manager’s 20-F for the year ended December 31, 2022.

Use of Estimates

The preparation of the Condensed Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated Financial Statements are prudent and reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.

Consolidation

The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE upon events warranting reconsideration. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. As at March 31, 2023, the Manager is not the primary beneficiary of any VIE.

All intercompany balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash held in banks. Interest income from cash and cash equivalents is recorded in the Condensed Consolidated Statements of Comprehensive Income.

Equity Method Investments

Investments in which the Manager is deemed to exert significant influence, but not control are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.

The carrying value of equity method investments is determined based on amounts invested by the Company, adjusted for the equity in earnings or losses of the investee allocated based on the relevant agreements, less distributions received. Further, the carrying value of the equity method investment is adjusted as a result of any share-based awards granted by the Manager to employees of Brookfield Asset Management ULC. Under the equity method of accounting, the Manager’s share of earnings from equity investments is included in the Share of income from equity method investments in the Condensed Consolidated Statement of Comprehensive Income. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Refer to Note 3 for further details of the Manager’s equity accounted investments.

Other assets

Other assets include investments in options to acquire shares of the Company. The Manager has elected the measurement alternative for equity investments without readily determinable fair values to be measured at cost minus impairment, if any. The carrying amount of these investments as of March 31, 2023 is $41 million. For the three months ended March 31, 2023, there has been no downward or upward adjustments made to the carrying amount of these investments due to impairment or observable price changes in orderly transactions for identical or similar investment of the same issuer.

Compensation and Benefits Recovery

Compensation and Benefits Recovery relates to the AMSA between the Manager and Brookfield Asset Management ULC and the Relationship Agreement between the Manager, Brookfield Asset Management ULC and the Corporation.

Under the perpetual AMSA, recoveries are recognized on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Income generated under the AMSA relating to these services is recognized as Compensation and Benefits Recovery in the Condensed Consolidated Statement of Comprehensive Income on a gross basis as and when the services are performed by the Manager.

Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these awards is recognized as Compensation and Benefits Recovery in the Condensed Consolidated Statement of Comprehensive Income on a gross basis as the awards vest.

Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the equity award liability, the Corporation and Brookfield Asset Management ULC will reimburse the Manager while conversely, where the revaluation results in a decrease in the equity award liability, the Manager will be responsible for refunding the difference to the Corporation or Brookfield Asset Management ULC.

Under the TSA, the Manager is responsible for the costs of transitional services provided by Brookfield Asset Management ULC and the Corporation. Such costs are recognized as Compensation and Benefits Recovery in the Condensed Consolidated Statement of Comprehensive Income when services are performed.

To the extent that Brookfield Asset Management ULC makes payments to the Manager under the AMSA for share-based awards before they vest, such prepayments are recognized by the Manager as deferred income included in Accounts payable and accrued liabilities, on the Condensed Consolidated Balance Sheet.

Compensation and Benefits

Compensation consists of (a) salary and bonus, and benefits paid and payable to employees and (b) share-based compensation associated with the grants of share-based awards to employees of the Manager. Compensation cost relating to the issuance of share-based awards to senior management and employees of the Manager is accounted for in accordance with ASC 718, Compensation - Stock Compensation, which measures the equity-classified awards at fair value at the grant date and expensed over the vesting period, taking into consideration expected forfeitures. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period.

In the normal course of business, the Manager issues share-based compensation awards to employees of Brookfield Asset Management ULC. Such awards are accounted for as awards issued to employees of equity method investees under ASC 323 Investments – Equity Method and Joint Ventures. As the awards vest, the Manager recognizes the entire cost of the awards as an expense included in share of income from equity method investments, as no proportionate funding by the other investors occurs and the Manager does not receive any increase in its relative ownership percentage of the Brookfield Asset Management ULC. However, the cost associated with the investor’s ownership interest is recognized when the Manager recognizes its share of Brookfield Asset Management ULC’s earnings. Brookfield Asset Management ULC reimburses the Manager for such awards, which the Manager recognizes as an income included in share of income from equity method investments in the same period as the associated cost of issuing the awards. As such, this arrangement with Brookfield Asset Management ULC has no net impact on the Manager’s Condensed Consolidated Statement of Comprehensive Income. To the extent that Brookfield Asset Management ULC reimburses the Manager for such awards before they vest, the Manager recognizes the advanced reimbursement in additional paid-in capital.

Refer to Note 5 for further details of the Manager’s share based compensation.

Carried Interest Compensation Expense

Carried interest is performance-based compensation associated with realized or unrealized carried interest earned on the performance of investments on a fund-by-fund basis. Employees of the Manager earn carried interest compensation which is subject to both positive and negative adjustments and recoverable from Brookfield Asset Management ULC to the Manager and the Corporation under the terms of both the ASMA and the Relationship Agreement.

Related Parties

In the normal course of operations, the Manager enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Manager and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by equity method investments are not eliminated on consolidation. See Note 7 for further detail.

Dividends

Dividends are reflected in the Condensed Consolidated Financial Statements when declared.

Earnings per Share

The Manager uses the two class method to calculate basic and diluted net income per share. Undistributed earnings for each period are allocated to participating securities based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. Undistributed losses are not allocated to participating securities that do not have a contractual obligation to share in losses.

Diluted net income per share reflects the impact of dilutive instruments, which are generally determined using the treasury stock method. For potentially dilutive instruments that are also participating securities, the treasury stock method or the two-class method, whichever, produces the more diluted result, is used to determine diluted net income per share.

3. INVESTMENTS

The Manager has a variable interest in the Company, an unconsolidated VIE. It has been determined that the Manager is not the primary beneficiary mainly due to its lack of power to unilaterally make decisions about the activities that most significantly impact the VIE’s returns. The Manager accounts for its interest in Brookfield Asset Management ULC using the equity method of accounting as it has significant influence from its 25% equity interest and its ability to appoint two directors on the VIE’s board.

The summarized financial information and results of the Company’s equity method investment in Brookfield Asset Management ULC as at March 31, 2023 and December 31, 2022, and for the three months ended March 31, 2023:

AS AT MARCH 31, AND DECEMBER 31 (MILLIONS)	2023	2022
Cash	$3,152	$3,545
Investments	6,976	6,877
Assets	13,973	14,087
Liabilities	2,448	2,670
Preferred shares redeemable non-controlling interest	1,864	1,811
Equity	$9,661	$9,606

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023
Revenues	$1,054
Expenses	(466)
Net income	516
Net (income) attributable to preferred share redeemable non-controlling interest	19
Net (income) attributable to non-controlling interest	(19)
Net income attributable to common stockholders	$516

As of March 31, 2023, the carrying value of the equity method investment was equal to the Manager’s interest in the Company’s underlying net assets.

For the three months ended March 31, 2023, the Manager’s share of net income from the Company was $129 million. The Manager received cash distributions from the Company of $132 million and as of March 31, 2023. The Manager had $17 million in its consolidated retained earnings that represents undistributed earnings of the Company.

4. INCOME TAXES

The Manager does not currently carry a provision (benefit) for taxes.

As of March 31, 2023 and December 31, 2022, the Manager did not have any material unrecognized tax benefits related to uncertain tax positions and had no material temporary differences.

The Manager files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of March 31, 2023, no tax returns are subject to examination.

5. SHARE-BASED COMPENSATION

The Manager and the Corporation have granted share-based compensation awards to certain employees and non-employee directors of the Manager, under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.

For the three months ended March 31, 2023 the Manager granted 7.9 million stock options at a weighted average exercise price of $35.13. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.5% volatility, a weighted average expected dividend yield of 4.6% annually, a risk-free rate of 3.9% and a liquidity discount of 25%, with a fair value of $5.26 per unit. The total fair value of the options granted was $41.3 million.

For the three months ended March 31, 2023 the Manager granted 4.8 million escrowed shares at a weighted average exercise price of $35.13. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.5% volatility, a weighted average expected dividend yield of 4.6% annually, a risk-free rate of 3.9% and a liquidity discount of 25%, with a fair value of $5.26 per unit. The total fair value of the escrowed shares granted was $25.2 million.

The expenses of the share-based compensation are recognized on the financial statements of the Manager and are summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023
Expense arising from equity classified share-based payment transactions	$9
Expense arising from liability classified share-based payment transactions	22

$31

Management Share Option Plan

The Manager recognizes any awards associated with the existing Equity Plans for its employees irrespective of whether the awards were granted by the Corporation or the Manager. Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the three months ended March 31, 2023, the total expense incurred by the Manager with respect to MSOP totaled $2.8 million.

Escrowed Stock Plan

The Escrowed Stock Plan (“ES”) shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the market value of the respective Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the Manager.

For the three months ended March 31, 2023, the total expense incurred with respect to the ES Plan totaled $4.5 million.

Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

Compensation expense recognized in the period was $1.3 million.

Deferred Share Unit Plan and Restricted Share Unit Plan

The Deferred Share Unit (“DSU”) Plan and Restricted Share Unit (“RSU”) Plan provides for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares of the Manager at the time of the dividend. Participants may convert vested DSUs and RSUs into cash upon retirement or cessation of employment.

The value of these DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted.

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. As these awards are liability classified, the amount payable in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the three months ended March 31, 2023, employee compensation expense totaled $22 million due to a change in the underlying share price.

6. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The Manager applies the two-class method in calculating earnings per share for each of its two classes of shares and participating securities, based on their pro-rata share of earnings. Class A shares held under the ES Plans in one or more private wholly owned subsidiaries of the Manager are classified as treasury shares and have been excluded from the calculation of earnings per share. The Manager has certain dilutive securities relating to outstanding restricted stock and options held by employees and non-employees and have been reflected accordingly in diluted earnings per share figures.

Basic and diluted net income per share of common stock for the three months ended March 31, 2023 was calculated as follows:

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (MILLIONS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)	Class A	Class B
Numerator
Net income	$125	$—
Denominator
Weighted average of common stock outstanding - basic	392,592,450	21,280
Dilutive effect of conversion of options and escrowed shares using treasury stock method	4,704,753	—

Weighted average of common stock outstanding - diluted	397,297,203	21,280

Net Income per Share
Earnings per share - basic	$0.31	$0.31
Earnings per share - diluted	0.31	0.31

The following weighted average potentially dilutive securities were evaluated under the treasury stock method for potentially dilutive effects and have been excluded in the above computation of diluted net income per share attributable to common shareholders for the period presented due to their anti-dilutive effect:

FOR THE THREE MONTHS ENDED MARCH 31, 2023
Management stock options of the Manager issued and allocated	4,959,356
Escrow shares of the Manager issued and allocated	2,486,568
Restricted shares of the Manager issued and allocated	1,195,319

Total	8,641,243

7. RELATED PARTY TRANSACTIONS

In the normal course of business, the Manager enters into transactions with related parties by recovering or bearing the cost of certain employee compensation awards with the Corporation and Brookfield Asset Management ULC and by borrowing on its $500 million credit facility with Brookfield Asset Management ULC to fund short-term capital requirements.

Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC on a cost recovery basis. In the current year, under this arrangement the Manager has recognized $51 million in Compensation and Benefits Recovery. In addition the Manger recovered $5 million in Unrealized carried interest compensation expense from the asset management business.

As outlined in the Relationship Agreement, the Corporation is responsible for the cost associated with historical options and other awards, some of which are subject to revaluation at each balance sheet date and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. In the current period, the Manager has recognized $82 million in Compensation and benefits recovery under this arrangement.

Under the TSA, Brookfield Asset Management ULC and the Corporation provide the Manager certain services to support day-to-day corporate activities. For services provided to the Manager, costs are recorded on a gross basis in the Condensed Consolidated

Statement of Comprehensive Income. In the current period, the Manager has recognized $nil in the Condensed Consolidated Statement of Comprehensive Income under this arrangement.

In the current period, the Manager received from Brookfield Asset Management ULC prepayments under the AMSA for share-based compensation of $15 million, which represent deferred income and have been included in Accounts payable and accrued liabilities The Manager also received from Brookfield Asset Management ULC advanced reimbursements for Manager share-based awards issued to employees of Brookfield Asset Management ULC of $88 million, which has been recorded in additional paid-in capital.

The balances due from affiliates related to compensation costs are presented in Due from affiliates on the Condensed Consolidated Balance Sheet and the balances due to affiliates are presented in Due to Affiliates.

Due from affiliates and Due to affiliates consisted of the following:

AS AT MARCH 31, 2023 (MILLIONS)
Due from Affiliates
Receivables from related to share and cash-based compensation	$856
Other transactions with related parties	19
Due to Affiliates
Borrowings on short-term credit facility	$95
Other transactions with related parties	5

In addition, the Manager purchased options to acquire Brookfield Asset Management ULC’s shares for $41 million. These options track certain options issued under our Management Share Option Plan and are automatically exercised at the same time and the same exercise prices as the tracked Manager options. As of March 31, 2023, the carrying amount of these options is $41 million, included in other assets on the Condensed Consolidated Balance Sheet.

8. COMMITMENTS AND CONTINGENCIES

Litigation

The Manager may from time to time be involved in litigation and claims incidental to the conduct of its business. The Manager’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the company.

The Manager accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Manager does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.

9. SUBSEQUENT EVENTS

On May 9, 2023, the Board of the Manager declared a quarterly dividend of $0.32 per share, payable on June 30, 2023 to shareholders of record as at the close of business on May 31, 2023.

BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED FINANCIAL

STATEMENTS (UNAUDITED)

March 31, 2023

BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS (UNAUDITED)

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS, EXCEPT SHARE AMOUNTS)	2023	2022
Assets
Cash and cash equivalents	$3,152	$3,545
Accounts receivable and other	564	429
Due from affiliates	2,157	2,121
Investments	6,976	6,877
Property, plant and equipment	67	68
Intangible assets	55	59
Goodwill	265	249
Deferred income tax assets	737	739

Total assets	$13,973	$14,087

Liabilities
Accounts payable and other	$1,815	$1,842
Due to affiliates	615	811
Deferred income tax liabilities	18	17

Total liabilities	2,448	2,670

Commitments and contingencies
Preferred shares redeemable non-controlling interest	1,864	1,811
Equity
Common equity (Common shares - unlimited authorized, 1,635,327,858 issued and outstanding)	9,242	9,271
Retained earnings	72	84
Accumulated other comprehensive income	159	153
Additional paid-in capital	32	—
Non-controlling interest	156	98

Total equity	9,661	9,606

Total liabilities, redeemable non-controlling interest and equity	$13,973	$14,087

BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Revenues
Management fee revenues
Base management and advisory fees	$791	$671

Total management fee revenues	791	671
Investment income
Carried interest allocations
Realized	31	47
Unrealized	28	(48)

Total investment income	59	(1)
Interest and dividend revenue	43	67
Other revenues, net	161	18

Total revenues	1,054	755
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(299)	(169)
Other operating expenses	(70)	(51)
General and administrative	(7)	(40)

Total compensation, operating, and general and administrative expenses	(376)	(260)
Carried interest compensation
Realized	—	(10)
Unrealized	(88)	(103)

Total carried interest compensation	(88)	(113)
Interest expense paid to related parties	(2)	(42)

Total expenses	(466)	(415)
Other income, net	(22)	457
Share of income from equity accounted investments	43	68

Income before taxes	609	865
Income tax expense	(93)	(142)

Net income	$516	$723

Net loss (income) attributable to redeemable non-controlling interest in consolidated funds	$—	$(375)
Net loss (income) attributable to preferred share redeemable non-controlling interest	19	—
Net loss (income) attributable to non-controlling interest	(19)	—

Net income attributable to common stockholders	$516	$348

BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Net income	$516	$723
Currency translation, net of tax impact	6	—

Comprehensive income	522	723
Comprehensive loss (income) attributable to redeemable non-controlling interest in consolidated funds	—	(375)

Comprehensive income attributable to common stockholders	$522	$348

BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Common equity
AS AT (MILLIONS)	Common shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total common equity	Non- controlling interest	Total equity
Balance at December 31, 2022	$9,271	$—	$84	$153	$9,508	$98	$9,606
Net income	—	—	516	—	516	19	535
Currency translation	—	—	—	6	6	—	6
Contributions	—	32	—	—	32	10	42
Distributions	—	—	(528)	—	(528)	—	(528)
Transfer of interest	(29)	—	—	—	(29)	29	—

Balance at March 31, 2023	$9,242	$32	$72	$159	$9,505	$156	$9,661

BROOKFIELD ASSET MANAGEMENT ULC

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Operating activities
Net income	$516	$723
Other income, net	22	(457)
Other revenue	(161)	—
Share of (income) loss from investments accounted for under the equity method	(3)	(34)
Depreciation and amortization	4	3
Deferred income taxes	57	80
Stock based equity awards	94	135
Stock based equity awards recovery	(74)	—
Unrealized carried interest allocation, net	60	171
Net change in working capital balances	(553)	(409)
Other non-cash operating items	(3)	(611)

	(41)	(399)

Investing activities
Acquisitions
Property, plant and equipment	(1)	(17)
Equity accounted investments	(4)	(5)
Dispositions of investments and other	—	284

	(5)	262
Financing activities
Corporate borrowings	—	(105)
Issuance of related party loans	235	255
Repayment of related party loans	—	(72)
Advances provided to related parties	(95)	—
Contributions from parent	—	355
Distributions to stockholders	(528)	(207)
Issuance of tracking option	41	—
Distributions to redeemable non-controlling interest	—	(4)

	(347)	222
Cash and cash equivalents
Change in cash and cash equivalents	(393)	85
Effect of exchange rate changes on cash and cash equivalents	—	(1)
Balance, beginning of period	3,545	2,494

Balance, end of period	$3,152	$2,578

Supplemental cash flow disclosures
Net change in working capital balances
Accounts receivable and other	$(135)	$(55)
Accounts payable and other	(27)	17
Due from affiliates	(364)	(529)
Due to affiliates	(27)	158
Income taxes paid	81	60
Interest paid	$2	$42

BROOKFIELD ASSET MANAGEMENT ULC

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION

On May 12, 2022, Brookfield Corporation (formerly known as Brookfield Asset Management Inc.) (the “Corporation”) announced that it would separately list and distribute to its shareholders a 25% interest in its asset management business. The transaction was completed on December 9, 2022 by way of an arrangement agreement (the “Arrangement”), which resulted in the transfer of the Corporation’s historical asset management business into the newly incorporated Brookfield Asset Management ULC (“our asset management business”). On completion of the Arrangement, the Corporation transferred a 25% interest in Brookfield Asset Management ULC to Brookfield Asset Management Ltd. (the “Manager”). These Condensed Consolidated and Combined Financial Statements represent the activities, assets and liabilities of the Corporation’s historical asset management business using a legal entity approach.

References in these financial statements to “us,” “we,” “our” or “the Company” refer to our asset management business and its direct and indirect subsidiaries and consolidated entities. Brookfield Asset Management ULC’s asset management business focuses on renewable power and transition, infrastructure, private equity, real estate and credit, operating in various markets globally.

The Company was formed on July 4, 2022 as an unlimited liability company under, and governed by, the laws of British Columbia. The registered office of the company is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.

We describe in these footnotes the business held by us after the Arrangement as if it were a standalone business for all historical periods described. However, we were not a standalone separate entity with independently conducted operations prior to the completion of the Arrangement.

The Company entered into several agreements and arrangements resulting from the Arrangement, among which include:

•

The Asset Management Services Agreement (the “AMSA”) under which the Manager provides the services of its employees and its Chief Executive Officer to the Company who in turn pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Most of the Manager’s employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to the Company which include investment, corporate and other services. In addition, at the request of the Company, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Other Revenues, net accounting policy in Note 2;

•

The Transitional Services Agreement (the “TSA”) pursuant to which (i) the Company provides the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation provides, on a transitional basis, certain services to the Company to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and

•

The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Other Revenues, net accounting policy in Note 2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited Condensed Consolidated and Combined Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information.The Condensed Consolidated and Combined Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated and Combined Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated and Combined Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

These Condensed Consolidated and Combined Financial Statements should be read in conjunction with the audited consolidated financial statements included in the Managers 20-F for the year ended December 31, 2022. The financial statements for periods prior to and through the date of the Arrangement were prepared on a combined standalone basis and were derived from the Condensed Consolidated and Combined Financial Statements and accounting records of the Corporation. The financial statements for the period from December 9, 2022 through December 31, 2022, and for the year ended December 31, 2022 are consolidated financial statements of the Company and its subsidiaries, each of which is wholly owned, and is based on the financial position and results of operations of the Company as a standalone company.

Use of Estimates

The preparation of the Condensed Consolidated and Combined Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated and Combined Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated and Combined Financial Statements are prudent and reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances), accrued carried interest, incentive distributions and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.

Consolidation

The Company consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion upon certain events. In determining whether the Company is the primary beneficiary, the Company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the Company. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the Company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective funds could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the Company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. As at March 31, 2023, the Company is not the primary beneficiary of any VIEs.

All intercompany balances and transactions have been eliminated on consolidation.

Redeemable preferred shares non-controlling interest

Upon completion of the Arrangement, the Company issued various special tracking preferred shares of subsidiaries of the Company (“Tracking Shares”) which provides the Corporation with a redemption right, upon a liquidation or redemption event, to receive a preferred amount equal to the fair value of carried interest entitlement from certain tracked assets, net of any compensation related costs. These returns are realized through the payment of cumulative dividends, as and when declared by the board of directors of the relevant Brookfield Asset Management ULC subsidiary. These tracking shares are entitled to vote, together with the common shares owned indirectly by the Company, in respect of those subsidiaries. The tracking shares are presented as preferred share redeemable non-controlling interest within the Condensed Consolidated and Combined Balance Sheet, outside of permanent equity.

The first series of tracking shares issued by Brookfield US Holdings Inc. (“BUSHI”), a subsidiary of the Company, provides the Corporation with economic interest equal to effectively 100% of the carried interest earned in mature funds. This series of tracking shares has a redemption clause whereby the issuer may elect to redeem the tracking shares upon the tenth anniversary of issuance. While this series of tracking shares are not currently redeemable, the Company considers that it is probable that the instrument will become redeemable as the redemption requirement is only through passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period. The Company issued 100 shares with a carrying value equal to redemption value of $1.9 billion.

The second series of tracking shares issued by Brookfield Manager Holdings Ltd. (“BMHL”) provides the Corporation with the economic interest equal to effectively a 33.3% share of similar distributions on open-ended funds. This series of tracking shares can only be redeemed upon exceptional circumstances that cause a materially adverse impact to the subsidiary. As the instrument is not currently redeemable and the Company considers such a triggering event to be remote and outside of the control of the entity, the relevant redeemable non-controlling interest recognized outside of permanent equity does not require remeasurement at each reporting period. The Company issued 100 shares with a carrying value and redemption value equal to $nil.

Non-controlling interest of consolidated subsidiaries

Upon completion of the Arrangement, the Company issued various classes of equity interests of the Company’s subsidiaries to the Corporation which have rights to priority distributions. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss.

Revenue Recognition

Revenue is measured based on the amount the Company expects to be entitled to under the contract with the customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in ASC 606. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The Company recognizes revenue when it transfers control of a product or service to a customer.

Revenues primarily consist of management and advisory fees, incentive fees (including incentive distributions and performance fees), investment income, interest and dividend revenue and other revenue.

Management and advisory fees — Management and advisory fees are comprised of base management fees and transaction, advisory and other fees and are accounted for as contracts with customers.

The Company earns base management fees from its customers at a fixed percentage of a calculation base which is typically committed capital or invested capital or net asset value. The Company identifies its customers on a fund-by-fund basis in accordance with the terms and circumstances of the individual fund. Generally, the customer is identified as the investors in its managed funds and investment vehicles, but for certain widely held funds or vehicles, the fund or vehicle itself may be identified as the customer. These customer contracts require the Company to provide investment management services over a period of time, which represents a performance obligation that the Company satisfies over time. Management fees are a form of variable consideration because the fees that the Company is entitled to vary based on fluctuations in the basis for the management fee. The amount recorded as revenue is generally determined at the end of the period because these management fees are payable on a regular basis (typically quarterly) and are not subject to claw back once paid.

Transaction, advisory and other fees are principally fees charged to the investors of funds indirectly through the managed funds and portfolio companies.These fees are based on a fixed percentage of enterprise value or equity value of pooled capital raised and are earned which generally coincides with when the capital is called. These fees are not tied to performance or ongoing investment management services, are not subject to claw back and are recorded in the period in which the related transaction closes.

Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date are included in Accounts receivable and other or Due from affiliates in the Condensed Consolidated and Combined Balance Sheet.

Incentive distributions — Incentive distributions are incentive payments to reward the Company for meeting or exceeding certain performance thresholds of managed entities. They are comprised of incentive distributions and performance fees.

Incentive distributions paid to us by our permanent capital vehicles, are determined by contractual arrangements and represent a portion of distributions paid by the permanent capital vehicles above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates only if the predetermined hurdle has been achieved. They are not subject to claw back.

Incentive distributions will not be recognized until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. Accrued but unpaid incentive distributions and performance fees are recorded within Due from affiliates in the Condensed Consolidated and Combined Balance Sheets as of the reporting date.

Performance fees — Performance fees are generated when the Company exceeds predetermined investment returns within Brookfield Business Partners L.P. (“BBU”) and on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to claw back.

Investment income (loss) — Investment income (loss) represents the unrealized and realized gains and losses on carried interest and movements in the fair value of the principal investments.

Carried interest is a performance fee arrangement in which the Company receives a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. At the end of each reporting period, the Company calculates the balance of accrued carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as accrued carried interest to reflect either (a) positive performance resulting in an increase in the accrued carried interest to the general partner or (b) negative performance that would cause the amount due to the Company to be less than the amount previously recognized as revenue, resulting in a negative adjustment to the accrued carried interest to the general partner. These adjustments are recorded in the Condensed Consolidated and Combined Statements of Operations as unrealized carried interest allocations in Investment income. In each scenario, it is necessary to calculate the accrued carried interest on cumulative results compared to the accrued carried interest recorded to date and make the required positive or negative adjustments. The Company ceases to record negative carried interest once previously accrued carried interest for such funds have been fully reversed. The Company is not obligated to pay guaranteed returns or hurdles, and therefore, cannot have negative carried interest over the life of a fund. Accrued carried interest as of the reporting date is reflected in Investments on the Condensed Consolidated and Combined Balance Sheet.

Carried interest is realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the preferred return or, in limited instances, after certain thresholds for return of capital are met. Carried interest is subject to claw back to the extent that the carried interest received to date exceeds the amount due to the Company based on cumulative results. The accrual for potential repayment of previously received carried interest would represent amounts previously paid to the Company that would need to be repaid if these funds accruing carry were to be liquidated based on the fair value of their underlying investments. This amount is estimated to be $nil for all periods presented and as a result no clawback provision has been recognized in these Condensed Consolidated and Combined Financial Statements.

Fair value gains (losses) on principal investments include the unrealized and realized gains and losses on the Company’s principal investments, including its investments in the funds that are not consolidated and receive pro-rata allocations and other principal investments. Income (loss) on principal investments is realized when the Company redeems all or a portion of its investment or when the Company receives cash income, such as dividends or distributions. Unrealized income (loss) on principal investments results from changes in the fair value of the underlying investment as well as the reversal of unrealized gain (loss) at the time an investment is realized.

Interest and dividend revenue — Interest and dividend revenue comprises primarily of interest and dividend income earned on principal investments not accounted for under the equity method held by the Company.

Other Revenues, net

Other Revenues, net relates to the AMSA between the Manager and the Company and the Relationship Agreement between the Manager, the Company and the Corporation.

Under the perpetual AMSA, the Manager provides the services of its employees on a cost recovery basis. Expenses incurred under the AMSA relating to these services is recognized as Other Revenues, net in the Condensed Consolidated and Combined Statement of Comprehensive Income on a gross basis as and when the services are performed by the Manager.

Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these instruments is recognized as Other Revenues, net in the Condensed Consolidated and Combined Statement of Comprehensive Income on a gross basis as the instruments vest.

Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the equity award liability, the Corporation and the Company will reimburse the Manager while conversely, where the revaluation results in a decrease in the equity award liability, the Manager will be responsible for reimbursing the difference to the Corporation or the Company.

Fair Value of Financial Instruments

U.S GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

•

Level I — Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments in Level I include listed equities and mutual funds with quoted prices. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

•

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

•

Level III — Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

Level II Valuation Techniques

Financial instruments classified within Level II of the fair value hierarchy are comprised of certain equity securities.

The valuation techniques used to value financial instruments classified within Level II of the fair value hierarchy are as follows:

•

Equity Securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, the Company may use certain information with respect to quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. The valuation of certain equity securities is based on an observable price for an identical security adjusted for the effect of a restriction that is embodied in the security.

Level III Valuation Techniques

In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

Real estate investments — The Company uses both the discounted cash flow method or the direct capitalization method to value the real estate investments held in consolidated funds. Valuations may be derived by referencing to observable valuation measures for comparable assets and recent market transactions, adjusted for asset specific factors. Where a discounted cash flow method is used, a terminal value is derived by referencing to a stabilized exit EBITDA and a capitalization rate.

Credit investments — The Company uses the discounted cash flow method to value credit investments that are not publicly traded or whose market prices are not readily available. The discounted cash flow method projects the expected cash flows of the debt instrument based on contractual terms, and discounts such cash flows back to the valuation date using a market-based yield. The market-based yield is estimated using yields of similar publicly traded debt instruments, subject to a liquidity discount.

Investments

Investments include (i) investments held by funds which the Company controls and consolidates and (ii) the Company’s ownership interests (typically general partner interests) in nonconsolidated funds which are accounted for as equity method investments.

(i) Investments at fair value under Consolidated Funds

Investments held in consolidated funds are measured at fair value as disclosed in Note 3. Upon the sale of an investment, the realized net gain or loss is computed using the weighted average cost on a first in, first out basis. Securities transactions are recorded on the trade date.

(ii) Company’s ownership interests in funds accounted for as equity method investments

Investments in which the Company is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting. The Company has significant influence over certain Brookfield funds in which it invests but does not consolidate. Therefore, its investments in such Brookfield funds, which include both a proportionate and disproportionate allocation of the profits and losses, are accounted for under the equity method.

In cases where the Company’s equity method investments provide for a disproportionate allocation of the profits and losses, the Company’s share of earnings (losses) from equity method investments is determined using a balance sheet approach referred to as the hypothetical liquidation at book value (“HLBV”) method. Under the HLBV method, at the end of each reporting period the Company calculates the accrued carried interest that would be due to the Company pursuant to fund agreements as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of the underlying investments varies between reporting periods, it is necessary to make adjustments to the amounts recorded as carried interest to reflect either a positive performance resulting in an increase in the carried interest allocated to the general partner or a negative performance that would cause the amount due to the Company to be less than the amount previously recognized, resulting in a negative adjustment to carried interest allocated to the general partner. In each case, such accrued carried interest will be recognized in the Condensed Consolidated and Combined Statements of Operations.

Refer to Note 3 for details in relation to equity accounted investments.

Compensation, benefits and fund operating expenses — Compensation and carried interest compensation

Compensation — Compensation consists of (a) salary and bonus, and benefits paid and payable to employees, and (b) share-based compensation associated with the grants of share-based awards to employees. Compensation cost relating to the issuance of equity-based awards to senior management and employees is accounted for in accordance with ASC 718, Compensation — Stock Compensation. These awards are measured at fair value at the grant date and expensed over the vesting period, taking into consideration expected forfeitures, except in the case of share-based awards that do not require future service, which are expensed immediately. Cash settled share-based awards and awards settled in a variable number of shares are classified as liabilities and are remeasured at the end of each reporting period.

Prior to the completion of the Arrangement, share-based compensation expense was allocated to the Company based on the awards and terms previously granted to its employees under the Corporation’s stock-based compensation plans. The value of these long term incentive plans changed as a result of the spin-off of the asset management business. In order to make award participants whole following the Arrangement, the Corporation and the Manager modified the strike price of the historical awards and issued additional awards such that participants would receive the same economic outcome immediately before and after the spin-off. As part of the execution of the Arrangement, certain employees are now employed by the Company and any unvested amounts cease to be recognized by the non-employing entity. The Company assessed the fair value of the modified instruments immediately before and after the spin-off date to determine if there was any change in value and will account for the impact of the modification and recognizes any relevant incremental fair value generated at the time of the spin-off prospectively.

In addition, as may be agreed with the Company from time to time, the Manager may award options or other long-term incentive awards to employees of the Company who will compensate the Manager for the costs associated with these awards. Compensation costs associated with these instruments are recorded on a gross basis in the Condensed Consolidated and Combined Statements of Operations as the instruments vest.

Refer to Note 8 for further details of the Company’s share-based compensation.

Carried Interest Compensation — Unrealized and realized carried interest is performance-based compensation associated with realized or unrealized carried interest based on performance of investments on a fund-by-fund basis. Such compensation expense is subject to both positive and negative adjustments.

Other Income (Expense)

Other income (expense) in the Condensed Consolidated and Combined Statement of Operations includes net unrealized gains (losses) resulting from changes in the fair value of the company’s investments in common shares in addition to investments in its sponsored funds.

Income Taxes

The Company is a unlimited liability company organized under the provincial laws of British Columbia and is subject to Canadian federal and provincial income taxes.

Prior to the Arrangement, the Company’s domestic and foreign operating results were included in the income tax returns of the Corporation. The Company accounted for income taxes under the separate return method. Under the approach, the Company determined its deferred tax assets and liabilities and related tax expenses as if it were filing separate tax returns.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of the Company’s standalone Condensed Consolidated and Combined Financial Statements in a manner that is systematic, rational and consistent with the asset and liability method.

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company analyzes its tax filing positions in all jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Tax benefits associated with actual or expected income tax positions are recognized when the “more likely than not” recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement with the related tax authority.

The Company recognizes accrued interest and penalties related to uncertain tax positions within the provision for income taxes in the Condensed Consolidated and Combined Statements of Operations.

Related Parties

In the normal course of operations, the Company enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Company and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by associates and joint ventures are not eliminated on consolidation.

The Company has certain loans and receivables within Due from Affiliates (Note 10) which are long-term in nature. These receivables are initially recognized at fair value and subsequently measured at their amortized cost bases with interest recognized using the interest method.

In addition to the Relationship Agreement and AMSA, the Corporation, the Manager and the Company have entered into the TSA pursuant to which (i) the Company agrees to provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services related to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology) and (ii) the Corporation provides, on a transitional basis, certain services to the Manager and the Company to facilitate the orderly transition of the asset management business (the services, collectively, being “Transitional Services”). The Transitional Services are provided, at cost, for a period of three years from December 9, 2022, unless extended by mutual agreement. The Company also provides to the Corporation, as required from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation.

In the normal course of business, the Manager issues its equity-based compensation awards to the Company’s employees. The Company accounts for such transactions in accordance with ASC 505 Equity, and recognizes the entire cost of the awards, as they vest, as compensation expense and a corresponding increase in additional paid-in capital. As the Company reimburses the Manager for the cost of these awards, the reimbursement is recognized as a decrease in additional paid-in capital. As such, this arrangement with the Manager has a net impact on the Company’s condensed consolidated financial statements as if the Company had paid for the employee compensation in cash. To the extent that the Company reimburses the Manager before the associated awards vest, the Company recognizes the prepayment in Due from Affiliates.

See Note 10 for further detail on the related party transactions.

Dividends

Dividends are reflected in the Condensed Consolidated and Combined Financial Statements when declared.

3. INVESTMENTS

(UNAUDITED) AS AT MARCH 31 AND DECEMBER 31 (MILLIONS)	2023	2022
Common shares (a)	$74	$75
Investments in affiliates (b)	1,348	1,309
Accrued carried interest - mature funds (c)	1,145	1,163
Accrued carried interest - new funds (c)	174	108
Equity accounted investments (d)
Equity interest in Oaktree	3,955	3,940
Equity interest in other affiliates	280	282

	$6,976	$6,877

Where appropriate, the accounting for the Company’s investments incorporates the changes in fair value of those investments.

(a)

As at March 31, 2023, common share investments were $74 million. Common shares primarily represents investments of $64 million investment in Brookfield Renewable Energy L.P. (2022 - $64 million). Common share investments are carried at fair value with changes in fair value recorded on the Condensed Consolidated and Combined Statements of Operations in Other income (expenses), net.

(b)

As at March 31, 2023, Investments in affiliates are primarily comprised of an interest in BSREP III of $1.2 billion (2022 - $1.2 billion) which is accounted for as a financial asset measured at its net asset value (“NAV”) in accordance with ASC 321, Investments - Equity Securities.

(c)

Accrued carried interest represents the disproportionate allocation of capital from our private funds to the extent that such interest is provided for in the relevant fund agreements. Accrued carried interest is accounted for using the equity method of accounting based on the Company’s entitlement to the funds’ net assets as if all investments were liquidated at fair value and all liabilities were satisfied, regardless of whether such amounts have been realized.

The change in the Company’s accrued carried interest for mature funds during the three months ended March 31, 2023 is as follows:

(UNAUDITED) AS AT MARCH 31 (MILLIONS)	2023
Balance, beginning of period	$1,163
Changes in fund fair values	13
Realized carried interest	(31)

Balance, end of period	$1,145

The change in the Company’s accrued carried interest for new funds during the three months ended March 31, 2023 is as follows:

(UNAUDITED) AS AT MARCH 31 (MILLIONS)	2023
Balance, beginning of period	$108
Changes in fund fair values	66
Realized carried interest	—

Balance, end of period	$174

(d)

The Company’s equity method investments include a 64% (2022 - 64%) economic interest in Oaktree acquired on September 30, 2019, a 49.9% (2022 – 49.9%) economic interest in LCM Partner Group transferred into the Company on spin-off, a 35% economic interest in Primary Wave acquired on October 3, 2022, and a number of general partner investments in our private funds. The Company has significant influence, but not control, over the operating and financial policies of these equity method investees’ by virtue of having the ability to appoint members of these investee’s governing bodies. Despite a 64% economic interest, the Company does not control Oaktree due to less than 50% of board representation and other contractual agreements that prevent the Company from having a controlling financial interest.

The Company recognized in Share of income from equity accounted investments in its Condensed Consolidated and Combined Statement of Operations its share of earnings or losses from all of its equity method investments of $43 million and $68 million for the three months ended March 31, 2023 and March 31, 2022 respectively.

The summarized financial information of all of the Company’s equity method investments for the three months ended March 31, 2023 is as follows:

(UNAUDITED) FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Revenues	$701	$1,644
Expense	(829)	(406)
Net income	(128)	1,238
Net income attributable to non-controlling interest	$11	$(186)

4. VARIABLE INTEREST ENTITIES

The Company holds variable interest in certain VIEs which are not consolidated as it has been determined that the Company is not the primary beneficiary. VIEs that are not consolidated predominately include investment funds sponsored by or managed by the Company. The Company’s investment strategies differ by investment fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management and performance income. The Company’s maximum exposure to loss as a result of its investments in the unconsolidated investment funds is the carrying value of such investments, including the Company’s capital interest and any unrealized carried interest. For the three months ended March 31, 2023 and 2022 the Company did not provide any amounts to unconsolidated VIEs other than its obligated commitments.

The assets and liabilities recognized in the Company’s Condensed Consolidated and Combined Balance Sheet related to its maximum exposure to loss of those VIEs of which the Company is determined not to be the primary beneficiary, the non-consolidated VIEs, are as follows:

(UNAUDITED) AS AT MARCH 31 AND DECEMBER 31 (MILLIONS)	2023	2022
Investments	$21	$18
Due from affiliates	45	22

VIE related assets	66	40

Maximum exposure to loss	$66	$40

5. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

Fair value approximates carrying value for the following financial instruments that are not measured at fair value in the consolidated and combined financial statements: Accounts receivable and other (except as otherwise indicated below), Accounts payable and other (except as otherwise indicated below), Due to affiliates and Due from affiliates, Accrued carried interest, and Redeemable non-controlling interest.

The following tables summarize the fair value hierarchy of financial assets and liabilities of the Company that are measured at fair value as at March 31, 2023 and December 31, 2022:

AS AT MARCH 31, 2023 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$3,152	$—	$—	$3,152
Accounts receivable and other	—	—	38	38
Common shares	—	—	74	74

Total assets	$3,152	$—	$112	$3,264

Liabilities
Accounts payable and other	$—	$—	$193	$193

Total liabilities	$—	$—	$193	$193

AS AT DECEMBER 31, 2022 (MILLIONS)	Level I	Level II	Level III	Total

Assets
Cash and cash equivalents	$3,545	$—	$—	$3,545
Accounts receivable and other	—	—	52	52
Common shares	—	—	75	75

Total assets	$3,545	$—	$127	$3,672

Liabilities
Accounts payable and other	$—	$—	$190	$190

Total liabilities	$—	$—	$190	$190

The fair value measurement of items categorized in Level III of the fair value hierarchy is subject to valuation uncertainty arising from the use of significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of financial assets and liabilities recurringly measured at fair value are discount rates and capitalization rates. Significant increases (decreases) in these inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The following tables summarize the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of March 31, 2023 and December 31, 2022:

AS AT MARCH 31, 2023	Fair Value	Valuation techniques	Unobservable inputs	Ranges	Weighted- average (a)	Impact to valuation from an increase in input
Common shares	$74	See note (b)	N/A	N/A	N/A	N/A
Accounts receivable and other	38	See note (d)	N/A	N/A	N/A	N/A
Accounts payable and other	193	See note (c)	N/A	N/A	N/A	N/A

AS AT DECEMBER 31, 2022	Fair value	Valuation techniques	Unobservable inputs	Ranges	Weighted- average (a)	Impact to valuation from an increase in input
Common shares	$75	See note (b)	N/A	N/A	N/A	N/A
Accounts payable and other	190	See note (c)	N/A	N/A	N/A	N/A

(a)	Unobservable inputs were weighted based on the fair value of the investments included in the range.
(b)

Common shares as at March 31, 2023 relate to the Company’s $64 million (2022- $64 million) investment in Brookfield Renewable Energy L.P. which are being recorded at fair value on the Condensed Consolidated and Combined Balance Sheet.

(c)

Accounts payable and other recorded at fair value and categorized in Level III relate to a put option held by the Company to acquire other shares of Oaktree and Primary Wave held by investors of the investee using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of these instruments is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.
(d)

Accounts receivable and other recorded at fair value and categorized in Level III relate to a call option held by shareholders of Primary Wave that are not related to the Corporation or the Company to sell their shares using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of this instrument is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.

During the three months ended March 31, 2023, there have been no changes in valuation techniques within Level II and Level III that have had a material impact on the valuation of financial instruments.

The following tables summarize the changes in financial assets and liabilities measured at fair value for which the Company has used Level III inputs to determine fair value and does not include gains or losses that were reported in Level III in prior years or for instruments that were transferred out of Level III prior to the end of the respective reporting period. These tables also exclude financial assets and liabilities measured at fair value on a non-recurring basis. Total realized and unrealized gains and losses recorded for Level III investments are reported in Other income (expense) in the Condensed Consolidated and Combined Statements of Operations.

AS AT MARCH 31, 2023 (MILLIONS)	Common shares	Accounts receivable and other	Accounts payable and other
Balance, beginning of period	$75	$52	$190
Net purchases (redemptions)	(1)	—	—
Gains (losses) included in earnings	—	(14)	3

Balance, end of period	$74	$38	$193

AS AT DECEMBER 31, 2022 (MILLIONS)	Common shares	Accounts receivable and other	Investment in affiliates	Preferred shares	Loans to related parties	Borrowings from parties	Accounts payable and other
Balance, beginning of period	$562	$—	$6,204	$1,557	$545	$4,102	$69
Net purchases (redemptions)	(487)	52	(7,122)	(1,557)	(540)	(4,102)	121
Gains (losses) included in earnings	—	—	918	—	(5)	—	—

Balance, end of period	$75	$52	$—	$—	$—	$—	$190

6. REVENUE

The Company focuses on a number of investment strategies, specifically renewable power and transition, infrastructure, private equity, real estate and credit and other, operating in various markets including the United States, Canada, and the rest of the world.

The following table sets out revenue disaggregated by segment.

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (MILLIONS)	Renewable power and transition	Infrastructure	Private equity	Real estate	Credit and other	Total
Management and advisory fees, net	$119	$207	$63	$206	$102	$697
Incentive distributions	28	66	—	—	—	94

	$147	$273	$63	$206	$102	$791

FOR THE THREE MONTHS ENDED MARCH 31, 2022 (MILLIONS)	Renewable power and transition	Infrastructure	Private equity	Real estate	Credit and other	Total
Management and advisory fees, net	$117	$197	$43	$170	$60	$587
Incentive distributions	24	60	—	—	—	84

	$141	$257	$43	$170	$60	$671

7. INCOME TAXES

The Company’s Canadian statutory income tax rate has remained consistent at 27% during the three months ended March 31, 2023, and 2022.

As at March 31, 2023, the company has Canadian non-capital loss carryforwards of $nil (December 31, 2022 – $89 million), and foreign net operating loss carryforwards of approximately $5 billion (December 31, 2022 – $5 billion) that expire after 2026.

As of March 31, 2023, the company has accumulated undistributed earnings generated by certain foreign subsidiaries, which it intends to indefinitely reinvest and have not recorded any deferred taxes with respect to outside tax basis difference on these subsidiaries.

As of March 31, 2023 and December 31, 2022, the company did not have any material unrecognized tax benefits related to uncertain tax positions.

The company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of March 31, 2023, the company’s Canadian income tax returns for the years 2018 through 2022 are open under the normal four-year statute of limitations and therefore subject to examination. Certain subsidiaries’ tax returns for 2018 through 2021 are currently subject to examination.

8. SHARE-BASED COMPENSATION

The Manager and the Corporation, related parties of the Company, have granted share-based compensation awards to certain employees and non-employee directors of the Company under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.

The expense recognized for share-based compensation is summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2023	2022
Expenses arising from equity-settled share-based payment transactions	$22	$33
Expense (recovery) arising from cash-settled share-based payment transactions	65	(49)

	$87	$(16)

The share-based payment plans are described below.

Management Share Option Plan

Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the three months ended March 31, 2023, the total expense incurred with respect to MSOP totaled $7 million.

Escrowed Stock Plan

Under the Escrowed Stock Plan (“ES”) Plans, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares of the Manager and the Corporation. The ES shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the increase in market value between the date of grant and date of exercise of the respective Class A shares at the time of the exchange. An equal number of Class A shares held in the private Escrow companies will be cancelled such that the issuance of shares to employees is non-dilutive. In general, the shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued.

For the three months ended March 31, 2023, the total expense incurred with respect to the ES Plan totaled $4 million.

Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

Compensation expense for the three months ended March 31, 2023 is $11 million.

Deferred Share Unit Plan and Restricted Share Unit Plan

The Deferred Share Unit (“DSU”) Plan and Restricted Share Unit (“RSU”) Plan provides for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.

The value of the DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted. The fair value of the vested DSUs and RSUs as at March 31, 2023 was $228 million.

Employee compensation expense for these plans is charged against net income over the vesting period of the DSUs and RSUs. The new grant of DSUs as part of the make-whole arrangement is considered a modification under ASC 718, Compensation - Stock Compensation. The amount payable in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the three months ended March 31, 2023, employee compensation recovery totaled $65 million.

9. PREFERRED SHARES REDEEMABLE NON-CONTROLLING INTEREST

In December 2022, at the time of the spin-off, BUSHI and BMHL, subsidiaries of the Company, entered into arrangements with the Corporation whereby BUSHI and BMHL issued preferred shares to the Corporation in exchange for the Corporation’s holdings in BUSHI’s and BMHL’s common shares.

The preferred shares are denoted as a form of preferred shares, which we also refer to as tracking shares and represents a class of ownership senior to common stock and subordinate to debt and are entitled to quarterly dividends when declared by BUSHI and BMHL. The BUSHI preferred shares are redeemable at the option of the issuer after 10 years and the BMHL preferred shares are redeemable when a redemption triggering event has occurred. As the Company does not solely control the redemption event, these preferred shares are accounted for as redeemable non-controlling interest.

The Company accounts for the changes in the value of the redeemable non-controlling interest in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company elects for the BUSHI preferred shares to recognize changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As the BMHL preferred shares are not currently redeemable and management has determined that it is not probable that the instrument will become redeemable no subsequent adjustment in the value of the preferred shares is expected.

The movement in the carrying value of the preferred shares redeemable non-controlling interest is as follows:

(UNAUDITED) AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023
Balance at the beginning of the period	$1,811
Issuance of preferred shares	—
Change in redemption price of preferred shares and other	53

Balance at the end of the period	$1,864

10. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company entered into transactions with related parties and derived the majority of its revenue from the provision of asset management services to the Corporation along with its subsidiaries and operating entities.

During the three months ended March 31, 2023, the Company recorded $850 million of revenues derived from related party transactions on its Consolidated and Combined Statement of Operations (2022 – $670 million).

In the normal course of business, the Company entered into transactions with related parties by providing and borrowing on short-term credit facilities, working capital facilities, as well as unsecured loans. The balances due and from these facilities as well as those amounts due and from equity compensation recharge and recovery arrangements are recorded as Due from affiliates and Due to affiliates on the Condensed Consolidated and Combined Balance Sheets.

Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to the Company on a cost recovery basis. For services received, costs are recorded on a gross basis in the Consolidated and Combined Statements of Operations. In the current period, under this arrangement, the Company has recognized $53 million in the Consolidated and Combined Statements of Operations which includes the impacts of the fair value movements of the cash-settled equity instruments provided by the Manager to the Company employees.

As outlined in the Relationship Agreement, the Corporation is responsible for the cost associated with the options and other awards for certain employees, some of which are subject to revaluation at each balance sheet date, and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. Income generated under the Relationships Agreement relating to these instruments is recognized as Other revenue in the Consolidated and Combined Statement of Operations on a gross basis as the instruments vest. In the current period, the Manager has recognized $149 million in the Condensed Consolidated and Combined Statement of Comprehensive Income under this arrangement.

Due from affiliates and due to affiliates consisted of the following:

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022 (MILLIONS)	2023	2022
Due from Affiliates
Loans to affiliates	$1,287	$1,317
Receivables from affiliates related to share and cash-based compensation	775	801
Loans to related parties	95	3

	$2,157	$2,121

Due to Affiliates
Operating payables due to related parties	$480	$786
Payables to affiliates related to share and cash-based compensation to carried interest	42	25
Borrowings from related parties	93	—

	$615	$811

Due from affiliates

Due from affiliates of $2.2 billion (2022 - $2.1 billion) consists of $1.3 billion (2022 - $1.3 billion) of loans to affiliates which are comprised of asset management fees receivables, working capital facilities, and other outstanding short-term credit facilities provided to the Corporation and its subsidiaries in the normal course of business. Loans to related parties are unsecured with floating rates of L-375 bps or a fixed interest rate of 0.14%. The prior period non-operating loans to related parties are unsecured with floating rates of L-375bps or fixed interest rates ranging from 2.5% – 6.5%. Maturities on loans to related parties range from 2023 to 2057. The loans were generally issued to finance acquisitions and fund commitments.

During the three months ended March 31, 2023, the Company paid the Manger $88 million as a prepayment for equity based compensation granted to the Company’s employees which has been recognized by the Company as a prepayment for compensation expense in Due from affiliates. In addition the Company also made a $15 million prepayment to the Manger under the AMSA for equity based compensation, which has been recognized in Due from Affiliates. Additionally, the Company issued to the Manager options to acquire the Company’s shares, which are accounted for as the Company’s equity in Additional Paid-In Capital at their fair value on issuance date of $41 million. These options are options that track to certain Manager stock options issued under its Management Share Option Plan and are automatically exercised at the same time and the same exercise prices as these awards.

Due to affiliates

Due to affiliates of $615 million (2022 - $811 million) consists of amounts payable to related parties for services received in the normal course of business including operating expenses payable and borrowings from the Manager under the line of credit.

11. COMMITMENTS AND CONTINGENCIES Commitments

On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III and has funded $1.9 billion of the total commitment as of March 31, 2023 (December 31, 2022 – $1.8 billion).

In the normal course of business the Company enters into contractual obligations which include commitments to provide guarantees. As at March 31, 2023 the total amount of these guarantees was $700 million.

Contingencies

Litigation

The Company may from time to time be involved in litigation and claims incidental to the conduct of its business. The Company’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the company.

The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.

12. SUBSEQUENT EVENTS

On March 6, 2023, Oaktree called their put option and as a result, the Company, in conjunction with the Corporation, acquired an additional 4% interest in Oaktree Capital Group Holdings, L.P. in exchange for $173.5 million of cash contributed by the Company, and $270.5 million of cash contributed by the Corporation for total cash consideration of $444 million. This increased the Company’s ownership interest from 64.4% to 68.2%. The transaction settled on April 7, 2023.